Reliv International, Inc. | 2005 annual report


Formula
reliv NOW®
Twenty-five grams of soy protein a day, as part of a diet low in saturated fat and cholesterol, may reduce the risk of heart disease. One serving of Reliv Now® provides 7 grams of soy protein.
POWDERED DIETARY SUPPLEMENT
NET WT 18.01oz (513g)


reliv
Classic®
Twenty-five grams of soy protein a day, as part of a diet low in saturated fat and cholesterol, may reduce the risk of heart disease. One serving of Reliv Classic® provides 7 grams of soy protein.
POWDERED DIETARY SUPPLEMENT
NET WT 18.2oz (516g)

Reliv International, Inc. is a developer, manufacturer and marketer of a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management and sports nutrition. Reliv also offers a line of premium skin care items. These products are sold exclusively to customers through Independent Reliv Distributors working in eleven countries: United States, Australia, New Zealand, Canada, Mexico, United Kingdom, Ireland, the Philippines, Malaysia, Singapore, and Germany.

2005 Financial Highlights

(In thousands, except per share amounts)

At December 31	*2005*	*% change*	*2004*	*% change*	*2003*
Sales at suggested retail	$163,969	17.6%	$139,443	26.1%	$110,570
Net sales	113,565	17.1%	96,982	26.0%	76,960
Net income	7,521	39.6%	5,387	22.5%	4,397
Net income available to common shareholders	7,521	40.0%	5,374	23.8%	4,341
Earnings per share					
Basic	0.47	38.2%	0.34	17.2%	0.29
Diluted	0.46	48.4%	0.31	19.2%	0.26
Total assets	25,981	(16.2%)	30,997	25.6%	24,681
Long-term debt, less current maturities	2,211	(34.2%)	3,358	(9.2%)	3,700
Stockholders' equity	12,595	(30.8%)	18,191	39.2%	13,072
Return on net sales	6.6%		5.5%		5.6%
Return on average total assets	25.8%		19.1%		19.3%
Return on equity	53.2%		36.1%		40.2%
Current ratio	1.40		2.41		2.01
Long-term debt to equity ratio	0.18		0.18		0.28

Dear Fellow Reliv Shareholder:



Robert Montgomery | *Chairman, President & CEO*

By almost every measure, our performance in 2005 was excellent — marked by record-setting growth in revenues and earnings. Perhaps the most remarkable thing about the results is that we produced them the way we did the year before — by consistent focus on our established Reliv business model.

Reliv shareholders continue to benefit from the company's strong performance. During 2005, we saw the value of Reliv shares climb 47 percent, to close the year at $13.18 per share. In addition, your board of directors declared two cash dividends, the first for three-and-a-half cents ($0.035) per share, paid in May, and the second for four cents ($0.04) per share, paid in November. This was 15 percent higher than the dividend payout in 2004 — a signal of the board's confidence in our ability to deliver consistent growth and profitability.

Certainly, we are pleased to see Reliv shareholders rewarded for the company's strong performance — not just in 2005, but over the past several years. Our proven business model and the emerging strength of our field leadership give us reason to believe that Reliv's momentum will continue to grow. Before we talk about our plans and priorities, let's take a closer look at our financial performance in 2005.

Financial Results

Reliv's net sales for 2005 were up 17 percent, reaching $113.6 million, compared with $96.9 million in 2004. For four consecutive years now, our net sales have grown by 17 percent or better annually.

We also turned in a strong earnings performance. For the year, net income available to common shareholders increased 40 percent, to reach $7.5 million, or $0.46 per share. This compares with earnings of $5.4 million, or $0.31 per share in 2004.

Our operations in the United States — our largest geographic market — continue to set the pace for the company. In 2005, Reliv net sales in the United States grew 22 percent, sustaining the annual growth we've achieved since 2001.

This strong, consistent U.S. performance was partially offset by uneven results from our international operations. For the year, Reliv's international net sales declined 16%. While we are certainly disappointed by that number, it wasn't unexpected. As I wrote last year, one of our primary goals for 2005 was to position our international operations for growth. We did that by standardizing their business models, bringing them in line with the Reliv Success System that has performed so well for us in the United States. This has been difficult at times, and it has led to a reduction in our distribution network in certain markets. But I'm pleased to report that this standardization work is now substantially complete. We believe that it will set the stage for our international operations to perform at improved levels.

A Business Model Built for Success

I have made the point before, but it's probably worth reiterating: Reliv's primary strength is our simple, consistent approach to business development. We have a great mission — providing proprietary nutritional supplements that are designed to make good nutrition simple for consumers. We also have a compelling marketing strategy — offering an outstanding business opportunity to individuals who want to achieve financial independence.

These two basic building blocks have produced remarkable results in recent years. During that time, our growth has been entirely organic. We have not made any acquisitions to boost revenues, nor have we introduced faddish new products. Even today, the bulk of our revenues come from the two basic nutrition formulas that have anchored our product line for years.

On the other hand, perhaps it's not surprising that our strategy is so effective. After all, we have an enormous potential market — hundreds of millions of consumers around the world who understand the link between good nutrition and overall health. Our focused product line answers their needs with supplements that take the guesswork out of eating right. We use our expertise in nutrition science to create formulas that provide the balanced combination of nutrients people need every day. What's more, our supplements are proprietary and unique products (many with patent protection) that offer an important point of differentiation in the marketplace.

Nothing underscores our confidence in the effectiveness of our products better than CardioSentials,® a supplement we introduced in 2005 after submitting it to rigorous clinical testing. That's a step most of our competitors never take. Some make claims about the effectiveness of individual ingredients, but it's rare for a company to submit a specific product formulation to clinical testing. However, we now have clinical results that indicate CardioSentials is both safe to use and effective in promoting total heart health. This scientific distinction sets Reliv apart in an increasingly crowded and competitive marketplace.

The Power of Our Network

Great products provide a solid foundation for Reliv's continued growth. The second element of our business model — the Reliv Success System — is an equally important component of our strategy. Reliv is a network marketing company. Our growth is driven by the continued development of our field sales organization — tens of thousands of independent distributors who are building their own successful businesses by marketing our products one-on-one and by sponsoring new distributors into the Reliv family.

In recent years, Reliv has earned a reputation as one of the network marketing industry's best ground-floor opportunities. It's easy to understand why. Even in the United States, after four years of phenomenal growth, we have barely scratched the surface of our potential. Our top ten markets today account for 54 percent of our retail sales in the United States — leaving plenty of room to grow, just by taking our current products and business development system into many more cities and states.

We believe that the opportunity is every bit as exciting in international markets. Germany, Australia, Malaysia, Mexico, and the United Kingdom are all billion-dollar markets for direct selling. Our presence in these markets is still embryonic. Our distributor networks are relatively new, and we are still working to build awareness about Reliv and the unique nutritional benefits we offer.



We have a great mission — providing proprietary nutritional supplements that are designed to make good nutrition simple for consumers.

We are aggressively pursuing these market opportunities by implementing the Reliv Success System. This proven set of training and marketing activities makes it simple for independent distributors to build profitable businesses, even if they have no prior experience with network marketing.

One proof of the power of the Reliv System is the number of distributors who reach key performance levels, such as the Master Affiliate designation. In 2005, we saw our Master Affiliate ranks increase by 27 percent over the prior year in the United States — a sure sign that new recruits are building successful distributorships. We also saw a 25 percent jump in the number of Reliv Ambassadors, which adds depth to an already-strong bench of leaders in field sales.

Applying Management Discipline

When a company grows rapidly, it can sometimes lose sight of unglamorous fundamentals such as effective cost controls and productivity improvements. That's certainly not the case at Reliv. We continue to manage the business aggressively to enhance our bottom line. During 2005, for example, we took advantage of our strong cash flow to retire debt associated with our headquarters and manufacturing facility. As a result, Reliv now boasts a rock-solid balance sheet: We have only $3.1 million of long-term debt.

In addition, we made operational improvements to enhance efficiency. Our order-entry system was upgraded to permit a significant increase in online ordering. This new technology makes it easy for distributors to place and track orders at the Reliv website at any time of the day or night, seven days a week. Online orders have much lower transaction costs than orders handled by customer service agents in our Call Center. We also cut some overhead expenses by trimming two slow-moving products from our line and by introducing less costly packaging for our popular ReversAge® supplement.

Gaining Traction on Wall Street and Main Street

One of the most satisfying rewards for all the progress Reliv has made in recent years is the growing awareness that our stock has become an attractive investment vehicle. That was evident in 2005, when two prominent business magazines awarded us spots on their top-100 lists. We won the No. 13 ranking on *BusinessWeek's* "Hot Growth Companies" list and the No. 11 ranking on *Fortune's* "America's Fastest-Growing Small Public Companies" list. Also, the St. Louis Business Journal recently reported that over the past five years Reliv's stock has made the biggest percentage gain among the 54 publicly traded stocks of companies based in St. Louis. There are signs, too, that our investor relations activities have succeeded in broadening our ownership base to include a number of institutional investors.

Even more gratifying, in my view, is the remarkable response to Reliv's Ambassador Stock Purchase Plan. Since the program's inception in 1998, Reliv Ambassadors have purchased more than 1.4 million shares of our stock. Through their plan purchases, they now own almost 10 percent of the total shares outstanding. Many Ambassadors own additional shares purchased outside of the plan. That's a strong vote of confidence from the people who know Reliv best.

Whether you are an institutional investor on Wall Street, or an individual investor on Main Street, our commitment to you is the same: To make decisions that will have a positive impact on the long-term value of your investment in Reliv.

We believe that we can make Reliv prosper, simply by doing more to spread the word about our great products and our attractive business opportunity. That's exactly what we intend to do.

Robert L. Montgomery
Chairman, President and Chief Executive Officer





Board of Directors

Robert L. Montgomery *(seated)*
Chairman, President and Chief Executive Officer, Reliv International, Inc.

(standing, left to right)

Carl W. Hastings, Ph.D.
Vice President, Reliv International, Inc.

John B. Akin
Retired Vice President,
A.G. Edwards & Sons Inc.

Denis St. John, CPA
Principal, Larson Allen Health Care Group

Stephen M. Merrick
Senior Vice President,
Reliv International, Inc.

Donald L. McCain
Corporate Secretary,
The Baughan Group Inc.

Robert M. Henry
Chairman and Chief Executive Officer,
Arbonne International, Inc.

Corporate Officers

Robert L. Montgomery
Chairman, President, Treasurer
and Chief Executive Officer

R. Scott Montgomery
Senior Vice President, Worldwide Operations

Carl W. Hastings, Ph.D.
Vice President

Steven D. Albright
Vice President, Finance
Chief Financial Officer

Steven G. Hastings
Vice President, Sales

Ryan A. Montgomery
Vice President, Sales

Stephen M. Merrick
Senior Vice President,
International and Corporate Development
General Counsel and Secretary

Kurt C. Wulff
Vice President, Marketing

Charting a Smooth Path to Success

For Relīv International, Inc. 2005 was the fourth consecutive year of record-setting net sales. For the first time in our 17-year history, we generated more than $100 million in net sales. We finished the year with $113.6 million in net sales worldwide. In addition, Relīv reached an important benchmark in September, when we surpassed $1 billion in cumulative sales at suggested retail. These two achievements are notable for what they say about Relīv: We are a company with staying power, built on a strong foundation of proven nutritional products and an attractive model for growth.

Relīv is just now hitting its stride. Our net sales have more than doubled since 2001. Virtually all of that growth came from our core business — the network marketing of nutritional supplements and food technology products. What's more, most of Relīv's growth was generated by products that we have offered for many years — such as our top-selling product, Relīv Classic.®

Once again in 2005, Relīv demonstrated that the path to a bright future is smoothly paved with a proven set of business components. We continue to find exceptional opportunity in the marketplace, simply by sharpening our focus on these components. The core components underlying our business model are:

- Advanced nutrition and food science
- The power of network marketing
- A consistent system of business development
- A focus on international opportunity



Targeting Health-Conscious Consumers With Good Nutrition Made Simple

Great products — right for the times. That's a concise summary of Relīv's product strategy. Our mission is to "Nourish Our World." We make it simple for consumers to get the nutrients they need to lead healthy lives by offering them a small but proven family of nutritional supplements.

A narrow product line doesn't mean limited opportunity. Just the opposite: Our complete and balanced supplements, Relīv Classic® and Relīv Now,® make nutrition simple. Our customers don't need to juggle multiple supplements to meet their basic nutritional needs. We believe that it is this simple approach to comprehensive nutrition that appeals to most people looking for an easy and convenient way to improve their nutritional intake. For individuals with more specific needs, we provide 11 additional nutritional supplements that complement and enhance the benefits of our basic nutritional supplements. We believe that our narrow and effective product line is an advantage. Our motto is "Nutrition Made Simple. Life Made Rich."

The marketing potential is enormous, in part because of well-publicized concerns over health threats such as obesity and cardiovascular disease. The U.S. Department of Health and Human Services reports, for example, that obesity causes more than 300,000 deaths in the country every year. The number has grown by 33 percent over the past decade. At the same time, the World Health Organization attributes one in three deaths worldwide to cardiovascular disease. It is far and away the world's leading health-related mortality factor.

In both cases — obesity and cardiovascular disease — studies have shown that diet and exercise can limit an individual's risk. However, it's not always easy for people to balance their diets to ensure that they consume all the nutrients they need for optimum health. And that spells opportunity for Relìv: Thanks to our expertise in food science, we are able to offer products precisely formulated to deliver outstanding nutritional benefits.

Our product line is anchored by two basic nutrition products — Relìv Classic and Relìv Now. Both supplements are formulated to deliver daily doses of several essential vitamins, minerals and nutrients. A key ingredient in both products is soy — a nutrient that has long been known to produce a broad range of health benefits.

Since 1999, for example, the U.S. Food and Drug Administration has allowed manufacturers to say on their packaging that consuming 25 grams of soy protein daily, as part of a diet low in saturated fat and cholesterol, may reduce the risk of heart disease. In addition, recent studies have shown a link between soy consumption and:

- bone strength in postmenopausal women
- reduced risk for hormone-related cancers
- weight and body-fat reduction
- improved glycemic (blood sugar) control

Both Relìv Classic and Relìv Now offer at least 6.5 grams of soy protein per serving, making them excellent sources of this beneficial nutrient.

In 2006, Relìv will take advantage of recent developments in soy processing technology to make our two top-selling products even more appealing than they were before.

In the past, Relìv used an extract from soybeans — called soy isolate — to provide protein for our nutritional supplements. New processing technology now permits Relìv to use "whole soybean" powder, rather than an extract, as our primary protein source. Besides delivering just as much protein as the extract it replaces, this whole-soybean powder delivers a variety of other nutritional components that occur naturally in the bean, such as antioxidants, unsaturated oil, fiber, phytonutrients and isoflavones. The result? By refining our formula to include whole-soybean powder, we'll be making our two great products even better sources of potentially helpful nutrients.

Another notable entry in the product line is CardioSentials® — a supplement clinically supported as safe and effective in reducing the risk of heart disease. In an independent clinical trial supervised by Joe Vinson, Ph.D., a professor of chemistry at the University of Scranton in Pennsylvania, CardioSentials was shown to reduce lipids in patients who had elevated cholesterol levels.

With its clinically supported results, CardioSentials holds a singular position in a highly competitive marketplace. We now have scientific data showing that our product delivers the benefits it is intended to provide. In an industry where most product claims focus on the effectiveness of individual ingredients, not the finished product, this sets Reliv apart from the crowd.


reliv
Cardio
Sentials

CardioSentials® — a supplement clinically supported as safe and effective in reducing the risk of heart disease

Although CardioSentials is the first of our products to be clinically tested, virtually all of the products in our line are designed to help differentiate Relìv as a leader in nutrition science. In addition to CardioSentials, our product line includes several specific wellness supplements that appeal to today's consumers by targeting specific nutritional needs or concerns.

- SoySentials® | a women's daily protective supplement
- FibRestore® | provides a rich source of dietary fiber and antioxidants
- Arthaffect® | offering a naturally effective way to support healthy joint function
- Relìv ReversAge® | a formula that replenishes key hormones and revitalizes the body's major systems, to counter the effects of aging.

Relìv's product strategy is enhanced further by the fact that we offer proprietary formulas, many of which have earned patent protection. This assures Relìv distributors that they can build their businesses around several exclusive products, ones that simply are not available from other manufacturers.

Creating Exciting Opportunities Through Network Marketing

Relìv's growing family of independent distributors is the second key component of our successful business model. Relìv is a network marketing company; our products are not sold in stores. Instead, Relìv Now, Relìv Classic, and our other exclusive nutritional supplements are marketed directly to consumers by tens of thousands of enthusiastic independent distributors who are building their own profitable businesses by following the Relìv Success System.

The cornerstone of the Relìv Success System is an attractive compensation plan that allows distributors to earn profits on the Relìv products they sell personally and, in the case of Master Affiliates and above, overrides on the sales generated by any Master Affiliates and above they sponsor into Relìv.

Relìv's compensation plan is specifically designed to spur recruiting, by making it simple for new distributors to experience success. The compensation plan offers generous income payouts. As a result, Relìv distributors can earn substantial income even when they're just starting to build their businesses.

In recent years, Relìv has earned a reputation as one of the network marketing industry's best ground-floor opportunities. The proof: Since 2004, Relìv's distributor count went up by 10.3 percent in the United States, our largest geographic market. In contrast, the network marketing industry in the United States averaged only a 2 percent annual increase in direct sellers from 2002 through 2004, the most recent years for which data is available (Source: Direct Selling Association).

Relìv considers distributor advancement another key performance indicator. One important marker is growth in the number of distributors who reach the Master Affiliate and above level of the network. Master Affiliates and above are essential to our continued success, because these distributors have demonstrated two important skills: ability to sell a significant volume of Relìv products and success in recruiting new distributors into their downline organizations.

In 2005, Relìv saw Master Affiliate and above ranks increase by more than 26 percent in the United States, and by 18 percent worldwide. In addition, 60 distributors advanced to the rank of Relìv Ambassador during the year. Today, Relìv boasts 298 Ambassador-level distributors worldwide. They are a deep bench of proven performers who can help lead us into new markets.



Relìv Ambassadors recognized onstage at the 2005 International Leadership Conference

Particular segments of the market have experienced even more dramatic growth. For example, just two years after launching bilingual marketing to attract U.S. Hispanics, Reliv now has Hispanic distribution networks operating in 50 U.S. cities — 10 times as many as we had in 2002. Our U.S. Hispanic division saw its 2005 revenues increase by 37 percent over the prior year.

The Reliv Success System: A Proven Path to Growth

Reliv distributors excel at building their businesses in large part because they are supported by the Reliv Success System. This consistent set of regularly scheduled training activities and sales events is designed to put into motion easy-to-manage, 90-day cycles of business development.

In addition to using upline support and 3-way calls, the system is anchored by a series of activities held weekly in the local market:

- A Monday-evening training call
- A "Business Opportunity" meeting on Tuesday evenings where prospects hear about Reliv products and the marketing plan
- A training meeting on the following Saturday, where distributors gather for a half day of basic training

The Master Affiliate Training (MAT) school is another key component of the Reliv system. Held four times a year in dozens of locations around the world, MAT schools provide an opportunity for up-and-coming Reliv distributors to learn how to expand their organizations. Distributors must qualify for MAT school training. This is an incentive for new distributors to get their businesses off to a quick start and it keeps them on track toward achieving Master Affiliate status.

Leadership conferences serve as the capstone to the Reliv Success System. These conferences are held in many of Reliv's "hot spots" — regions that are home to significant concentrations of Reliv distributors. In 2005, regional conferences were held in six markets across the United States. In addition, national conferences were held in Mexico, Australia, Singapore, and the Philippines. An Asia-Pacific conference drew Reliv distributors from five different nations. Designed to motivate and recognize top performers, Reliv's yearly conference schedule culminates in our annual International Conference in St. Louis — an event that draws thousands of independent distributors from around the world to our headquarters city, to celebrate their successes in the past year.

These basic elements of the Reliv Success System have been fueling our growth in the United States. In 2005, Reliv added a number of enhancements to the system, including special recognition for distributors who excel at business building. We introduced our first-ever President's Team at the International Conference, recognizing our top 10 earners for the preceding year.

Enhanced recognition is just one of the tactics Reliv will use in 2006 to drive an increase in sponsorship. On the corporate level, we plan to make a significant investment in public relations and advertising, using mass media to introduce Reliv to potential new distributors. This sophisticated marketing effort will be the first of its kind for Reliv. It should reach tens of thousands of success-oriented individuals in the United States and Canada with



Leadership conferences serve as the capstone to the Reliv Success System.

a sharply targeted message about the Relìv business opportunity. We expect the program to produce many qualified leads and to extend awareness about us in a way that significantly strengthens our one-on-one marketing.

Relìv is also testing new ways to support distributors in the field — particularly Ambassador-level distributors who are actively engaged in building downline organizations outside of the United States. Because the leadership and experience of top producers is essential in developing markets, Relìv works closely with these leaders to ensure that they have the resources they need to build effective networks. This decision to provide strategic support for Ambassadors in developing markets is an extension of our determination to replicate the Relìv Success System in markets worldwide.

Cultivating Consistent Growth In Proven Markets Worldwide

Prior to 2004, many of Relìv's international markets had grown up under compensation models and training programs that differed significantly from the simple, consistent system used successfully in the United States since 2000. In 2004, we launched an 18-month program to standardize our business model worldwide. The transition has been painful in some markets, leading to sales declines and some shrinkage in our local distribution networks. But the changes were essential, because they make it possible for Reliv to manage its worldwide markets consistently with the United States.

During 2005, Relìv appointed new corporate leadership in several important international markets. A new managing director was named for our operations in the United Kingdom and Ireland. In addition, a new national sales manager was hired for Australia and New Zealand. Combined with Relìv's proven business development system, the new leadership is helping to create a solid foundation for growth.

Relìv also launched a new international market in 2005: We opened for business in Germany last July. We chose Germany as our first venture into continental Europe because Germany has one of the world's most well-established consumer economies. It is also one of the world's largest markets for direct selling, generating almost $3 billion dollars in network marketing sales annually (Source: World Federation of Direct Selling Associations).

With the launch of our German operations, Relìv now has an active presence in 11 countries — including seven of the world's top 15 markets for direct selling. Relìv continues to pursue international business for one simple reason: Opportunity.

The United States today represents less than 30 percent of the worldwide market for direct selling. In fact, many of Relìv's competitors generate half or more of their revenues from countries outside the United States. Just 10 percent of Relìv's sales came from markets outside the United States in 2005.

One of our strategic goals is to achieve better balance in our revenue mix, by realizing the proven sales potential in other world areas. Through our focused effort to create a consistent business model worldwide, Relìv has taken an important first step toward that goal.


A1
relìv

Relìv Germany opened for business in July 2005, and marks the company's entry into continental Europe


reliv
FibRestore
GREAT PINEAPPLE FLAVOR
FIBER-RICH
ANTIOXIDANT
DIETARY
SUPPLEMENT
chocolate
reliv
now
for
kids!
NET WT. 13.3oz (378g)
PRO
Vantag
NET WT. 10.09oz (286g)
ReversAge
DIETARY SUPPLEMENT
Net Weight 320grams
Natural Orange Flavor
innergize!
Sports Drink
Contains
Beta Carotene!
reliv
Classic
POWDERED DIETARY SUPPLEMENT
NET WT 18.2oz (516g)


reliv
Arthaffect
DIETARY SUPPLEMENT
with Arthred
Clinically reported to nutritionally support healthy joint function
Net Weight 9 oz (255 g)
reliv
cellebrate
DIETARY SUPPLEMENT
56 servings
336 g
reliv
Natural Lemon Flavor
innergize!
Sports Drink
Contains Beta Carotene!
RELIV
ULTRIM+PLUS
NET WT. 378g
reliv
Soy Sentials
Women's Protective Supplement
reliv
Cardio Sentials

Forward-looking Statements

This annual report includes both historical and "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future results. Words such as "may," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth in this annual report. We disclaim any intent or obligation to update any forward-looking statements after the date of this annual report to conform such statements to actual results or to changes in our opinions or expectations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with and our financial statements and related notes included elsewhere in this annual report. The following discussion and analysis discusses the financial condition and results of our operations on a consolidated basis, unless otherwise indicated.

Overview

We are a developer, manufacturer and marketer of a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management and sports nutrition. We also offer a line of skin care products. We sell our products through an international network marketing system using independent distributors. Sales in the United States represented approximately 90.3% of worldwide net sales for the year ended December 31, 2005 compared to approximately 86.5% for the year ended December 31, 2004. Our international operations currently generate sales through distributor networks in Australia, Canada, Germany, Ireland, Malaysia, Mexico, New Zealand, the Philippines, Singapore and the United Kingdom.

We derive our revenues principally through product sales made by our global independent distributor base, which, as of December 31, 2005, consisted of approximately 65,480 distributors. Our sales can be affected by several factors, including our ability to attract new distributors and retain our existing distributor base, our ability to properly train and motivate our distributor base and our ability to develop new products and successfully maintain our current product line.

All of our sales to distributors outside the United States are made in the respective local currency; therefore, our earnings and cash flows are subject to fluctuations due to changes in foreign currency rates as compared to the U.S. dollar. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that our results from operations be converted to U.S. dollars for reporting purposes. Consequently, our reported earnings may be significantly affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Products manufactured by us for sale to our foreign subsidiaries are transacted in U.S. dollars. From time to time, we enter into foreign exchange forward contracts to mitigate our foreign currency exchange risk.

Components of Net Sales and Expense

Sales at suggested retail primarily represents the gross sales amounts on our invoices to our distributors before distributor allowances, and also includes freight and handling income and sales of marketing materials. Distributor allowances on product purchases represents the discount given to a distributor in purchasing nutritional supplements or skin care products from us. The amount of the discount can range between 20% to 40% of suggested retail price, depending on the rank of a particular distributor. Net sales reflect the items included in sales at suggested retail, less the distributor allowances. We record net sales and the related commission expense when the merchandise is shipped.

Our primary expenses include cost of products sold, distributor royalties and commissions and selling, general and administrative expenses.

Cost of products sold primarily consists of expenses related to raw materials, labor, quality control and overhead directly associated with production of our products and sales materials, as well as shipping costs relating to the shipment of products to distributors, and duties and taxes associated with product exports. Cost of products sold is impacted by the cost of the ingredients used in our products, the cost of shipping the distributors' orders, along with our efficiency in managing the production of our products.

Distributor royalties and commissions are monthly payments made to Master Affiliates and above, based on products sold by Master Affiliates and above sponsored by such Master Affiliates or higher-level distributors. Based on our distributor agreements, these expenses typically approximate 23% of sales at suggested retail. Also, we include other sales leadership bonuses, such as Ambassador bonuses, in this line item. We generally expect total distributor royalties and commissions to approximate 40% of our net sales. Distributor royalties and commissions are directly related to the level of our sales and, absent any changes in our distributor compensation plan, should continue at comparable levels as a percentage of net sales as in recent periods.

Selling, general and administrative expenses include the compensation and benefits paid to our employees, all other selling expenses, marketing, promotional expenses, travel and other corporate administrative expenses. These other corporate administrative expenses include professional fees, depreciation and amortization, occupancy costs, communication costs and other similar operating expenses. Selling, general and administrative expenses can be affected by a number of factors, including staffing levels and the cost of providing competitive salaries and benefits; the amount we decide to invest in distributor training and motivational initiatives; the cost of regulatory compliance, such as the costs incurred to comply with the various provisions of the Sarbanes-Oxley Act of 2002; and other administrative costs.

Results of Operations

The following table sets forth selected results of our operations expressed as a percentage of net sales for the years ended December 31, 2005, 2004 and 2003. Our results of operations for the periods described below are not necessarily indicative of results of operations for future periods.

	Year Ended December 31		
	2005	**2004**	**2003**
Net sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of products sold	17.0	17.2	17.2
Distributor royalties and commissions	40.0	39.8	38.9
Selling, general and administrative	32.0	33.7	34.4
Income from operations	11.0	9.3	9.5
Interest expense	-0.3	-0.3	-0.3
Other income	0.3	0.3	0.2
Income before income taxes	11.0	9.3	9.4
Provision for income taxes	4.4	3.7	3.8
Net income	6.6%	5.6%	5.7%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales Sales in the United States grew by 22.3% in the year ended December 31, 2005 compared to 2004. During 2005, our international sales declined by 16.0% over the prior year, primarily the result of price increases and changes made to the distributor qualification requirements made in our Mexican and Philippine markets. Also contributing to the net sales increase during 2005 were sales from the introduction of our newest product, CardioSentials. Introduced in February 2005, net sales of this product were $3.9 million for the year ended December 31, 2005.

The following table summarizes net sales by geographic market ranked by the date we began operations in each market for the years ended December 31, 2005 and 2004.

Net Sales by Region	2005		2004		Change from	Change
(in thousands)	Amount	% of sales	Amount	% of sales	prior year	in %
United States	$ 102,549	90.3%	$ 83,873	86.5%	$ 18,676	22.3%
Australia/New Zealand	2,215	2.0	2,543	2.6	(328)	-12.9
Canada	1,668	1.5	1,751	1.8	(83)	-4.7
Mexico	1,608	1.4	2,634	2.7	(1,026)	-39.0
United Kingdom/Ireland	846	0.7	545	0.6	301	55.2
Philippines	2,328	2.0	2,865	3.0	(537)	-18.7
Malaysia/Singapore	2,031	1.8	2,771	2.9	(740)	-26.7
Germany	320	0.3	—	—	320	—
Consolidated total	$ 113,565	100.0%	$ 96,982	100.0%	$ 16,583	17.1%

The following table sets forth, as of December 31, 2005 and 2004, the number of our active distributors and Master Affiliates and above. The total number of active distributors includes Master Affiliates and above. We define an active distributor as one that enrolls as a distributor or renews its distributorship during the prior twelve months. Master Affiliates and above are distributors that have attained the highest level of discount and are eligible for royalties generated by Master Affiliates and above in their down-line organization. Growth in the number of active distributors and Master Affiliates and above is a key factor in continuing the growth of our business.

Active Distributors and Master Affiliates	2005		2004		**Change in %**	
and Above by Region	Distributors	Master Affiliates and Above	Distributors	Master Affiliates and Above	Distributors	Master Affiliates and Above
United States	52,040	15,840	47,190	12,460	10.3%	27.1%
Australia/New Zealand	2,410	250	3,040	290	-20.7	-13.8
Canada	1,210	210	1,480	210	-18.2	0.0
Mexico	1,630	310	9,000	710	-81.9	-56.3
United Kingdom/Ireland	750	100	450	60	66.7	66.7
Philippines	4,070	490	6,760	650	-39.8	-24.6
Malaysia/Singapore	3,250	590	5,280	730	-38.4	-19.2
Germany	120	50	—	—	—	—
Consolidated total	65,480	17,840	73,200	15,110	-10.5%	18.1%

In the United States, new distributor enrollments, high retention and continued growth in the number of Master Affiliates and above continue to be key factors in our sales growth. In 2005, over 23,030 new distributors were enrolled in the United States, as compared to approximately 22,980 in 2004. Distributor retention in the United States was approximately 62.9% for 2005 compared to a rate of 57.7% for 2004. The number of distributors reaching Master Affiliate and above has also continued to improve in the United States. In 2005, approximately 8,120 distributors qualified as new Master Affiliates and 61.6% of the Master Affiliates and above as of December 31, 2004 requalified as Master Affiliates and above during 2005. This compares to approximately 6,860 new Master Affiliates and a requalification rate of 61.2% in 2004. We attribute the increase in net distributor enrollment and retention in part to the momentum created by the consistency and reinforcement of our training programs and business opportunity presentations, in the form of regional distributor conferences and other corporate-sponsored meetings. This has resulted in more distributors reaching the Master Affiliate level and above, who generally are more experienced and productive distributors.

During the year ended December 31, 2005, net sales in our international operations declined in aggregate by 16.0% to $11.0 million compared to $13.1 million for the year ended December 31, 2004. The decrease in international sales occurred primarily in Mexico, Malaysia/Singapore and the Philippines because of a change in our distributor qualification requirements, which resulted in a decrease in our number of distributors in those markets. When net sales are converted using the 2004 exchange rate for both 2004 and 2005, international net sales declined 18.1% for 2005 compared to the prior year, as the U.S. dollar weakened against every currency in which we conduct operations during 2005.

Net sales in the Australia/New Zealand market decreased by 12.9% in 2005 compared to 2004. New distributor enrollments were 725 in 2005 compared to 1,419 in 2004. When net sales are converted using the 2004 exchange rate for both 2004 and 2005, net sales in this market decreased by 15.6%. As a result of the decline in sales during the first half of 2005, the contract of the sales manager for that market was terminated during the second quarter of 2005, and we named a new sales manager in September 2005. The combined net loss for the Australia/New Zealand market was $115,000 in 2005, compared to a net loss of $132,000 in 2004.

Net sales in Canada decreased by 4.7% in 2005 compared to 2004. The decline in net sales is due in part to the decline in new distributor enrollments. New distributor enrollments were 489 in 2005 compared to 853 in 2004. When measured in local currency, Canadian net sales decreased by 11.1% in 2005 compared to 2004. Net income in Canada was $77,000 for 2005, compared to $249,000 in 2004.

Net sales in Mexico decreased 39.0% in 2005 compared to 2004. New distributor enrollments were 1,048 in 2005 compared to 7,904 in 2004. When measured in local currency, 2005 net sales declined by 41.3%. Net sales declined subsequent to a price increase and change in distributor qualification requirements, effective March 1, 2005, to make the Mexican business model consistent with the rest of our markets. The net loss in Mexico for 2005 was $446,000, compared to a net loss of $113,000 in 2004.

Net sales in the United Kingdom increased by 55.2% for 2005 compared to 2004, as the efforts of our new general manager and national sales manager in the UK began to show positive results. When measured in local currency, net sales in the UK increased by 56.3% in 2005, compared to the prior year. New distributor enrollments were 447 in 2005 compared to 193 in 2004. However, the added staffing and sales development expenses more than offset the gain in sales. The net loss incurred in the UK was $421,000 in 2005, compared to a net loss of $183,000 in 2004.

As in Mexico, we changed our distributor qualification requirements and increased prices in the Philippines effective February 2005. Net sales in the Philippines declined by 18.7% in 2005 compared to the prior year. New distributor enrollments were 2,993 in 2005 compared to 5,360 in 2004. When measured in local currency, 2005 net sales declined by 20.2%. The net loss in the Philippines for 2005 was $104,000, compared to a net loss of $164,000 in 2004.

Net sales in the Malaysia/Singapore market decreased by approximately 26.7% in 2005 compared to the prior year. New distributor enrollments were 2,546 in 2005 compared to 4,906 in 2004. In comparison to 2004, currency fluctuation in 2005 had a negligible effect on sales in this market. Net sales decreased in Malaysia/Singapore because our new distributor enrollments declined by nearly 48.1% during 2005 compared to 2004, and our active distributor count decreased by 38.4%. The decrease in new distributors in this market resulted from a change in our distributor qualification requirements. The combined net loss for Malaysia/Singapore for 2005 was $392,000, compared to a net loss of $170,000 in 2004.

We began operations in Germany in July 2005. We had net sales of approximately $320,000 during our first six months.

Our Direct Select program is available for distributors and their retail customers to order products in less than case lots directly from us. In the United States during 2005, we processed a total of approximately 76,000 orders under this program at a suggested retail sales value of $8.4 million, compared to 58,800 orders, at a suggested retail value of $6.2 million during 2004. The average order size at suggested retail value increased in 2005 to $111 compared to $106 during 2004.

Cost of Products Sold Cost of products sold as a percentage of net sales decreased slightly to 17.0% for the year ended December 31, 2005 compared to 17.2% for the year ended December 31, 2004. Raw material costs remained fairly stable throughout the year, and operating efficiencies gradually improved during 2005 subsequent to the installation of new production equipment during the third and fourth quarters of 2004.

Distributor Royalties and Commissions Distributor royalties and commissions as a percentage of net sales increased slightly to 40.0% for the year ended December 31, 2005 compared to 39.8% for the same period in 2004. The increase is due to changes made during the first quarter of 2005 to the distributor compensation plan in the Philippines and Mexico, resulting in commission payments being made on the full suggested retail value of the products sold. With these changes, commission payments are now uniform throughout our domestic and international markets.

Selling, General and Administrative Expenses For 2005, selling, general and administrative, or SGA, expenses increased by $3.6 million compared to 2004. However, SGA expenses as a percentage of net sales declined from 33.7% in 2004 to 32.0% in 2005.

Sales and marketing expenses represented approximately $1.9 million of the 2005 increase, including increased credit card fees due to the higher sales volume, and increased promotional bonuses and promotional trip expenses related to sales volume. General and administrative expenses increased by approximately $1.6 million, primarily in salaries and bonuses, fringe benefit expenses, travel expenses, professional service fees, and director's fees. These increases were offset by declines in certain areas. Legal fees decreased by $163,000, and accounting fees and related expenses decreased by $669,000 in 2005 compared to the prior year. The decrease in accounting fees and related expenses is due in part to our establishment of an internal audit department to supplement management's efforts related to documenting and assessing our internal controls. In the prior year, we incurred additional third party expenses with the adoption of the internal control documentation requirements of the Sarbanes-Oxley Act.

During 2005, we incurred SGA expenses of approximately $645,000 in our most recent market entry, Germany. We began sales in Germany on July 18, 2005.

Interest Expense Interest expense increased to $313,000 for the year ended December 31, 2005 compared to $243,000 for 2004. The increase is the result of higher interest rates on the term loan on our headquarters facility, coupled with additional interest expense incurred on a note we entered into in March 2005 to purchase the shares of our common stock owned by a former officer and director and his wife. The interest rate on the term loan on our headquarters facility was a variable rate loan with interest equal to the prime rate. This loan was paid in full in June 2005. The note to purchase the stock owned by the former officer and director was for $3.5 million with an interest rate of 4.0% per year, of which $3.1 million was outstanding as of December 31, 2005. We also issued a note for $593,000 to the wife of the former officer and director, which was repaid immediately after its issuance.

Income Taxes We recorded income tax expense of $5.0 million for 2005, an effective rate of 39.8%. In 2004, we recorded income tax expense of $3.6 million, an effective rate of 40.2%. The lower effective rate in 2005 is the result of the new Domestic Manufacturing Deduction, enacted by the American Jobs Creation Act of 2004, beginning with the 2005 tax year.

Net Income Our net income improved to $7.5 million ($0.47 per share basic and $0.46 per share diluted) for the year ended December 31, 2005 compared to $5.4 million ($0.34 per share basic and $0.31 per share diluted) for 2004. Profitability continued to increase as net sales improved in the United States, as discussed above. Net income in the United States was $9.2 million in 2005, compared to $5.9 million in 2004. The net loss from international operations was $1.7 million in 2005, compared to a net loss of $513,000 in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales Sales in the United States, our largest market, grew by 27.4% in 2004 compared to 2003. Our international operations experienced a sales increase of 17.8% in 2004 compared to 2003, due primarily to the first full year of operation in Malaysia. We continued to implement our uniform distributor compensation plan and business model across our foreign operations. These changes reduced operating margin in the foreign markets, and, along with other sales development expenses, reduced net income in the international markets overall, but are essential to the consistent execution of our business model and sustainability of our international growth. During 2004, we did not introduce any new products in the United States; however, we introduced certain core products into our foreign markets, including FibRestore and ReversAge in Malaysia.

The following table summarizes the net sales by geographic market for the years ended December 31, 2004 and 2003:

Net Sales by Region (in thousands)	2004 Amount	2004 % of sales	2003 Amount	2003 % of sales	Change from prior year	Change in %
United States	$ 83,873	86.5%	$ 65,832	85.5%	$ 18,041	27.4%
Australia/New Zealand	2,543	2.6	2,060	2.7	483	23.4
Canada	1,751	1.8	1,256	1.6	495	39.4
Mexico	2,634	2.7	3,338	4.3	(704)	-21.1
United Kingdom/Ireland	545	0.6	475	0.6	70	14.7
Philippines	2,865	3.0	3,419	4.4	(554)	-16.2
Malaysia/Singapore	2,771	2.9	580	0.8	2,191	377.8
Consolidated total	$ 96,982	100.0%	$ 76,960	100.0%	$ 20,022	26.0%

The following table sets forth the number of our active distributors and Master Affiliates and above as of December 31, 2004 and 2003:

Active Distributors and Master Affiliates and Above by Region	2004 Distributors	2004 Master Affiliates and Above	2003 Distributors	2003 Master Affiliates and Above	Change in % Distributors	Change in % Master Affiliates and Above
United States	47,190	12,460	41,000	9,150	15.1%	36.2%
Australia/New Zealand	3,040	290	2,580	240	17.8	20.8
Canada	1,480	210	1,140	180	29.8	16.7
Mexico	9,000	710	7,700	1,370	16.9	-48.2
United Kingdom/Ireland	450	60	410	80	9.8	-25.0
Philippines	6,760	650	7,380	810	-8.4	-19.8
Malaysia/Singapore	5,280	730	1,350	190	291.1	284.2
Consolidated total	73,200	15,110	61,560	12,020	-18.9%	25.7%

In the United States, our largest market, the number of active distributors increased to 47,190 at December 31, 2004 from 41,000 at December 31, 2003. New distributor enrollments in the United States increased to 22,975 in 2004 compared to 20,800 in 2003. The retention rate of distributors who renew their annual agreement was 57.7% in 2004, as compared to a renewal rate of

53.7% in the prior year. The renewal rate was also slightly better than the average renewal rate over the last five years of 55.0%. Master Affiliates and above increased to 12,460 in the United States as of December 31, 2004 from 9,150 as of December 31, 2003. Nearly 6,900 distributors qualified as new Master Affiliates in 2004 and 61.2% of the Master Affiliates and above as of December 31, 2003, requalified as Master Affiliates and above during 2004. In 2004, we processed approximately 207,170 wholesale orders in the United States at an average retail price of $504 compared to approximately 171,900 orders at an average of $480 in 2003.

The increase in distributor enrollment and retention in the United States in 2004 was due in part to the momentum created by the consistency and reinforcement of our training programs and business opportunity presentations, in the form of regional distributor conferences and other corporate-sponsored meetings. Also, we held our annual international distributor conference in St. Louis, Missouri in August 2004 with approximately 6,000 distributors in attendance. These activities have resulted in more distributors reaching the Master Affiliate level and above, who generally are more experienced and productive distributors.

In the Australia/New Zealand market, net sales increased to $2.5 million in 2004 from $2.1 million in 2003. New distributor enrollments during 2004 in the Australia/New Zealand market were 1,419, as compared to 905 in 2003. Distributor renewals in the market were 63.1% in 2004 as compared to 65.3% in 2003. A portion of the sales increase as measured in U.S. dollars is the result of the strengthening of the Australian and New Zealand dollars relative to the U.S. dollar, but sales in Australia measured in local currency increased in 2004, as well. On a local currency basis, sales in Australia increased by 11.1% in 2004 compared to 2003, whereas local currency sales in New Zealand decreased by 9.3% in 2004 compared to 2003. In September 2003, we changed our compensation plan to pay royalties based on the full retail price of products. This change in the compensation plan was part of our worldwide plan to make the business model seamless from country to country. As a result of the additional royalty expense due to the compensation plan change, along with the added expenses of the new sales manager, the market experienced a net loss in 2004. The combined net loss for the Australia/New Zealand market was $132,000 in 2004 compared to net income of $2,000 in 2003. Similar changes in the compensation plans were made in Canada and the United Kingdom earlier in 2003, and similar changes were made for the Mexican and Philippine markets in 2005.

Net sales in Canada increased in 2004 to $1.8 million from $1.3 million in 2003. During 2004, the Canadian dollar continued to strengthen considerably compared to the U.S. dollar, and this caused a portion of the net sales improvement, when expressed in U.S. dollars. In Canadian dollars, net sales improved by 28.9% in 2004 compared to 2003. New distributor enrollments were 853 in 2004 compared to 594 in 2003, with a distributor renewal rate of 55.0% during 2004. The Canadian operation showed an increase in net income in 2004 to $249,000, as compared to a net income of $155,000 in 2003. Growth in the Canadian market is a by-product of the success being experienced in the U.S. market, as the same sales development strategies are used in Canada.

Net sales in Mexico in 2004 were $2.6 million compared to $3.3 million in 2003. New distributor enrollments increased in 2004 to 7,904 compared to 5,939 in 2003. Net sales in Mexico declined due in part to more stringent Master Affiliate qualification requirements and other changes to the distributor compensation plan, as the distributor force in Mexico was adversely affected by these changes. The net loss in this market decreased to $113,000 in 2004, as compared to a net loss of $134,000 in 2003.

Net sales in the United Kingdom in 2004 were $545,000 compared to $475,000 in 2003. The increase in net sales is almost entirely due to the stronger UK pound compared to the U.S. dollar. Net sales in UK pounds for 2004 increased by 2.7% compared to 2003. New distributor enrollments were 193 in 2004 compared to 166 in 2003. The net loss incurred in this market increased to $183,000 in 2004 from $115,000 in 2003. The increase in sales was offset by higher commission expenses, as we made a change to the UK compensation plan, similar to the Australia/New Zealand market, to pay royalties on the full retail value of the products.

Net sales in the Philippines in 2004 were $2.9 million compared to $3.4 million in 2003. New distributor enrollments were 5,360 in 2004 compared to 6,311 in 2003. As in Mexico, net sales declined due in part to the changes made in the business model and distributor compensation plan, which resulted in fewer distributors in the Philippines. The Philippines operations had a net loss of $164,000 in 2004 compared to a net loss of $15,000 in 2003. Approximately $65,000 of the net loss was due to a valuation allowance recorded against deferred tax assets for net operating loss carryforwards that the likelihood of utilization is uncertain prior to their expiration in 2005 and 2006. Additionally, the Philippines operation was subject to a minimum corporate income tax based on gross profit of approximately $45,000.

Malaysia/Singapore had net sales of $2.8 million during 2004 compared to net sales of $580,000 during 2003. Malaysia opened in September 2003, and Singapore opened in March 2004. Approximately 4,900 new distributors enrolled during 2004 in this market compared to approximately 1,200 new distributor enrollments during the last four months of 2003. We had a net loss of $170,000 in this market in 2004 compared to a net loss of $237,000 during 2003, Malaysia's start-up year.

Our Direct Select Program is available for distributors and their retail customers to order products in less than case lots directly from us. In the United States in 2004, the program processed a total of 58,800 orders for a suggested retail value of $6.2 million compared to 40,300 orders totaling $4.3 million in 2003. The average order size at suggested retail value remained constant at $106 in both 2004 and 2003.

Cost of Products Sold Cost of products sold as a percentage of net sales remained steady at 17.2% for 2003 and 2004. Increased volume efficiencies were offset by expenses incurred in the start-up of a manufacturing equipment upgrade installed during the third and fourth quarters of 2004. Overall ingredient costs in 2004 were stable, with nominal price increases on some items. Also, the cost of increased analytical testing procedures required under Australian regulations increased cost of products sold.

Distributor Royalties and Commissions Distributor royalties and commissions as a percentage of net sales increased to 39.8% in 2004 compared to 38.9% in 2003. The continuing increase in the percentage was the result of royalty payments being made on the full retail value of the products in most of our international markets. These expenses are governed by our Distributor Agreements and are directly related to the level of sales. Included in the 2004 distributor royalties and commissions are royalties of $2.0 million earned through the Ambassador Program as compared to $1.5 million in 2003. The Ambassador Program compensates distributors at the highest levels for their leadership and development of sales. As of December 31, 2004, there were 238 Ambassadors compared to 210 Ambassadors at the end of 2003.

Selling, General and Administrative Expenses SGA expenses as a percentage of net sales were 33.7% for 2004 and 34.4% in 2003. The percentage decrease is due to the increase in our net sales. Total SGA expenses increased from $26.4 million in 2003 to $32.7 million in 2004.

In 2004, total distribution and warehouse expenses increased to $1.6 million from $1.5 million in 2003 primarily due to increased expenses in the United States to support the growth in sales.

Total sales and marketing expenses in 2004 were $14.5 million compared to $11.9 million in 2003, an increase of 21.9% in 2004. Amounts paid in the "Star Director Bonus" and other volume-related bonuses paid to distributors increased by $1.1 million in 2004 as compared to 2003, as the result of increased sales. The Star Director Program compensates distributors who reach certain levels of sales organization growth with bonuses based on the retail sales of their distributor network. In 2004, $3.6 million was paid through this program compared to $2.8 million in 2003. Credit card processing fees also increased by $408,000 in 2004 as compared to 2003, also as the result of increased sales. Distributor training and other distributor support expenses increased by $304,000. Sales and marketing expenses, as a percentage of net sales, were 14.9% in 2004 and 15.4% in 2003.

Total general and administrative expenses in 2004 were $16.6 million compared to $13.1 million in 2003. The expenses paid to outside parties in 2004 to supplement management's documentation and assessment of internal controls required under Section 404 of the Sarbanes-Oxley Act were the most significant component of this increase. Accounting fees increased by $1.3 million from 2003 to 2004. Most of this increase was related to the expenses incurred to perform the work required under the Sarbanes-Oxley Act. Because of the increase in our stock price over the first six months of 2004, we became classified as an "accelerated filer." As a result, the period of time in which we had to perform this internal control assessment was compressed. Many of these costs were one-time expenses, as part of the first year start-up and documentation under the Sarbanes-Oxley Act.

Total staff compensation and fringe benefits increased by 13.9%, or $1.3 million, in 2004 compared to 2003. This increase is due to the increase in incentive compensation bonuses paid during 2004, the addition of Malaysia and Singapore and various staffing increases, primarily in the United States. Significant changes in general and administrative expenses included an increase in travel expenses by $167,000 in 2004 compared to 2003; business insurance expenses increased by $191,000 in 2004 compared to 2003; and director's fees, investor relations expenses and other expenses related to being a publicly-traded company increased by $356,000 in 2004 compared to 2003.

Interest Expense Interest expense in 2004 was $243,000 compared to $235,000 in 2003. Interest expense increased slightly in 2004, as the prime rate increased from 4.0% at the end of 2003 to 5.25% at the end of 2004. The term loan on our headquarters facility was a variable rate instrument equal to the prime rate.

Income Taxes Income tax expense was $3.6 million for 2004 and $2.9 million for 2003. The effective tax rate for 2004 was 40.2%. State income taxes, along with foreign losses with no U.S. tax benefit, represent most of the increase over the U.S. statutory tax rate of 34.0%. Also, in the Philippines, a minimum corporate income tax and a valuation allowance recorded against the deferred tax asset had a slight impact on the effective tax rate in 2004. The effective tax rate for 2003 was 39.8%.

Net Income Our 2004 net income available to common stockholders was $5.4 million or $0.31 per share diluted. This compares with net income of $4.3 million or $0.26 per share diluted in 2003. Net income in the United States, our primary market, was $5.9 million in 2004 compared to net income of $4.7 million in 2003 and led to our overall improvement in both sales and profitability. Net loss from international operations was $513,000 in 2004 compared with a net loss of $344,000 in 2003. Our net income was adversely impacted by the expenses we incurred related to the first year of management's documentation and assessment of internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Financial Condition, Liquidity and Capital Resources

We generated $12.5 million of net cash during 2005 from operating activities, $1.6 million was used in investing activities, and we used $15.2 million in financing activities. This compares to $7.4 million of net cash provided by operating activities, $1.8 million used in investing activities, and $3.4 million used in financing activities in 2004. Cash and cash equivalents decreased by $4.5 million to $5.7 million as of December 31, 2005 compared to December 31, 2004.

Significant changes in working capital items consisted of a decrease in inventories of $327,000, an increase in accounts payable and accrued expenses of $538,000, and a decrease in refundable income taxes payable of $1.3 million in 2005. The decrease in inventory is a result of better production efficiencies gained from manufacturing equipment upgrades installed during the third and fourth quarters of 2004. The increase in accounts payable and accrued expenses is due to increased production volume and other expenses related to the increase in sales volume, coupled with the increase in distributor commissions payable at December 31, 2005 compared to December 31, 2004. This increase in distributor commissions payable is the result of higher total sales in December 2005 compared to December 2004. The decrease in the refundable income taxes is the result of a refund received from the Internal Revenue Service on the overpayment of income tax deposits.

Our net investing activities included $1.7 million, $1.9 million, and $1.0 million for capital expenditures in the years ended December 31, 2005, 2004 and 2003, respectively. The most significant financing activity in 2005 was $13.8 million in purchases of treasury stock. Of the $13.8 million in stock purchases, $9.7 million was paid in cash and notes were issued for the remaining $4.1 million. As of December 31, 2005, $3.1 million of the notes was outstanding. The majority of this treasury stock was purchased from a former officer, a former officer and director and his wife, and three of our current officers and directors. In March 2005, we announced that our board of directors had approved a stock repurchase plan of our common stock of up to $15 million over the next three years. We purchased approximately $4.3 million of stock in the open market during 2005. In June 2005, we also paid the remaining balance of the long-term debt on our headquarters facility totaling approximately $3.5 million. In 2005, we also paid $1.2 million in common stock dividends and received $274,000 in proceeds from the exercise of options and warrants. In 2004, we paid $975,000 for the redemption of preferred stock, $12,000 in preferred stock dividends and $1.0 million in common stock dividends. We also used $1.3 million to purchase treasury stock and received $292,000 in proceeds from the exercise of options and warrants. In 2004, all treasury stock was purchased from related parties. During 2003, we purchased $1.2 million of treasury stock and received $142,000 in proceeds from the sale of treasury stock and $328,000 in proceeds from the exercise of options and warrants.

Stockholders' equity decreased to $12.6 million at December 31, 2005 compared with $18.2 million at December 31, 2004. The decrease is primarily due to a stock repurchase of approximately $4.1 million of our common stock from a former officer and director and his wife in the first quarter of 2005, stock purchases from three of our officers and directors totaling $5.1 million that took place in May 2005 and $4.6 million of other 2005 treasury stock purchases, offset by our net income during 2005. Stockholders' equity also increased by $1.4 million and $2.6 million as the result of the tax benefit from the exercise of nonqualified options and warrants during the years ended December 31, 2005 and 2004, respectively.

Our working capital balance was $4.0 million at December 31, 2005 compared to $11.5 million at December 31, 2004. The current ratio at December 31, 2005 was 1.4 compared to 2.4 at previous year-end. In June 2005, we entered into a new $15 million secured revolving credit facility with our primary lender. This new facility replaced our previous operating line of credit that had a maximum borrowing limit of $1 million. The new facility expires in April 2007, and any advances accrue interest at a variable interest rate based on LIBOR. The credit facility is secured by all of our assets. The new facility includes covenants to maintain total stockholders' equity of not less than $10.5 million, and that the ratio of borrowings under the facility to EBITDA shall not exceed 3.5 to 1.0. At December 31, 2005, we had not utilized any of the new revolving line of credit facility and were in compliance with the minimum stockholders' equity covenant.

Management believes that our internally generated funds and the borrowing capacity under the new revolving line of credit facility will be sufficient to meet working capital requirements for the remainder of 2006.

Contractual Obligations The table below presents our contractual obligations and commercial commitments as of December 31, 2005. This consists of our long-term debt and operating leases. For the long-term debt, the amounts shown represent the principal and interest amounts by year of anticipated maturity for our debt obligations and related average interest rates based on the weighted-average interest rates at the end of the period. For the operating leases, the amounts shown represent the future minimum payments under noncancelable leases with initial or remaining terms in excess of one year as of December 31, 2005.

	Less Than 1 year	1–3 years	3–5 years	More than 5 years	Total
Promissory note[1]	$ 1,006	$ 2,285	$ —	$ —	$ 3,291
Other debt	17	11	—	—	28
Operating leases	66	112	8	—	186
Total Obligations	$ 1,089	$ 2,408	$ 8	$ —	$ 3,505

[1] The outstanding principal amount of the promissory note was $3.1 million at December 31, 2005 and accrues interest at 4.0% per year.

Critical Accounting Policies Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Inventories Inventories are valued at the lower of cost or market. Product cost includes raw material, labor and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, we review our inventory levels in each country for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on this review, we record inventory write-downs when costs exceed expected net realizable value. Historically, our estimates of our obsolete or unmarketable items have been materially accurate.

Foreign Currency Translation All balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts are translated using the average exchange rate for the year-to-date periods. The gains and losses resulting from the changes in exchange rates during this interim period have been reported in other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that our investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

Legal Proceedings In the ordinary course of business, we are subject to various legal proceedings, including lawsuits and other claims related to labor, product and other matters. We are required to assess the likelihood of adverse judgments and outcomes to these matters as well as the range of potential loss. Such assessments are required to determine whether a loss contingency reserve is required under the provisions of SFAS No. 5, Accounting for Contingencies, and to determine the amount of required reserves, if any. These assessments are subjective in nature. Management makes these assessments for each individual matter based on consultation with outside counsel and based on prior experience with similar claims. To the extent additional information becomes available or our strategies or assessments change, our estimates of potential liability for a given matter may change. Changes to estimates of liability would result in a corresponding additional charge or benefit recognized in the statement of operations in the period in which such changes become known. We recognize the costs associated with legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.

Income Tax Matters We face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various taxing jurisdictions. In evaluating the exposure associated with our various filing positions, we estimate reserves for probable exposures. Based on our evaluation of our tax positions, we believe we have appropriately accrued for probable exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

At December 31, 2005, we had deferred tax assets related to net operating loss carryforwards and other income tax credits with a tax value of $1.9 million. These net operating loss carryforwards have various expiration dates, depending on the country in which they occurred. A valuation allowance of $1.8 million has been established for a portion of these deferred tax assets based on projected future taxable income and the expiration dates of these carryforwards.

Quantitative And Qualitative Disclosures Regarding Market Risk

Foreign Currency Risk Our earnings and cash flows are subject to fluctuations due to changes in foreign currency rates as we have several foreign subsidiaries and continue to explore expansion into other foreign countries. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that our results from operations be converted to U.S. dollars for reporting purposes. Consequently, our reported earnings in future periods may be significantly affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Products manufactured by us for sale to our foreign subsidiaries are transacted in U.S. dollars.

Net sales outside of the United States represented 9.7%, 13.5%, and 14.5% of total net sales in 2005, 2004, and 2003, respectively. Our primary exposures to adverse currency fluctuations would result in an increase in the cost of goods sold, relative to foreign net sales, as the vast majority of the products sold are purchased from the parent company in the United States, with prices denominated in U.S. dollars. As of December 31, 2005, we had a net investment in our foreign subsidiaries of $3.8 million (in U.S. dollars).

We have performed a sensitivity analysis as of December 31, 2005 that measures the change in the results of our foreign operations arising from a hypothetical 10% adverse movement in the exchange rate of all of the currencies in the countries in which we presently operate. Using the results of operations for 2005 for our foreign operations as a basis for comparison, an adverse movement of 10% would create a potential reduction in our net income of less than $50,000 and reduce the value of the net investment in the foreign subsidiaries by $380,000.

We enter into foreign exchange forward contracts with a financial institution to sell Canadian dollars in order to protect against currency exchange risk associated with expected future cash flows. We have accounted for these contracts as freestanding derivatives, such that gains or losses on the fair market value of these forward exchange contracts are recorded as other income and expense in the consolidated statements of operations. The net change in the fair value of these forward contracts, as of December 31, 2005 was a cumulative expense of $59,000. As of December 31, 2005, we had no hedging instruments in place to offset exposure to the Australian or New Zealand dollars, Mexican or Philippine pesos, the Malaysian ringgit, the Singapore dollar, the EU Euro, or the British pound.

Interest Rate Risk We have $3.1 million in long-term debt with a weighted-average effective interest rate of 4.03% at December 31, 2005. Of this amount, all but $27,000 is debt with a fixed interest rate of 4.0%. Since substantially all of our long-term debt has a fixed interest rate, we are not subject to any interest rate risk.

We also are exposed to market risk in changes in commodity prices in some of the raw materials we purchase for our manufacturing needs. However, this presents a risk that would not have a material effect on our results of operations or financial condition.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operation effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, management has concluded our internal controls over financial reporting were effective as of December 31, 2005.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting as of December 31, 2005, which is included elsewhere in this annual report.

Five Year Financial Summary

(In thousands, except per share amounts)	*2005*	*2004*	*2003*	*2002*	*2001*
Net sales	$113,565	$ 96,982	$ 76,960	$ 62,927	$ 52,943
Net income	7,521	5,386	4,397	2,493	308
Preferred dividends accrued and paid	—	12	56	—	—
Net income available to common shareholders	7,521	5,374	4,341	2,493	308
Earnings per common share[(1)]:					
Basic	0.47	0.34	0.29	0.18	0.02
Diluted	0.46	0.31	0.26	0.15	0.02
Cash dividends per share of common stock	0.075	0.065	—	—	—
Total assets	25,981	30,997	24,681	18,446	16,987
Long-term debt and capital lease obligations, less current maturities	2,211	3,358	3,700	4,057	4,650

(1) Earnings per common share for 2001-2002 have been restated for the 2002 stock dividend and the 2003 stock split.

Stock Price & Dividend Summary

2005	*High*	*Low*	*Close*	*Dividend*
First Quarter	$ 10.50	$ 7.66	$ 9.00	$ —
Second Quarter	11.35	8.78	10.62	0.035
Third Quarter	10.85	8.10	9.16	—
Fourth Quarter	15.59	8.50	13.18	0.040
2004	*High*	*Low*	*Close*	*Dividend*
First Quarter	$ 9.97	$ 5.10	$ 9.60	$ —
Second Quarter	12.24	8.32	9.41	0.030
Third Quarter	9.87	5.70	7.45	—
Fourth Quarter	9.27	6.50	8.94	0.035

The Board of Directors and Stockholders
Reliv International, Inc.

We have audited the accompanying consolidated balance sheets of Reliv International, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliv International, Inc. and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their income and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Reliv International, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2006, expressed an unqualified opinion thereon.

Ernst + Young LLP

St. Louis, Missouri
March 10, 2006

The Board of Directors and Stockholders
Reliv International Inc.

We have audited management's assessment, titled Management's Report on Internal Control Over Financial Reporting, that Reliv International, Inc. and Subsidiaries (Reliv International, Inc.) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Reliv International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Reliv International, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Reliv International, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Reliv International, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005, of Reliv International, Inc. and Subsidiaries, and our report dated March 10, 2006, expressed an unqualified opinion thereon.

Ernst + Young LLP

St. Louis, Missouri
March 10, 2006

Consolidated Balance Sheets

December 31	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 5,653,594	$10,151,503
Accounts and notes receivable, less allowances of $39,700 in 2005 and $11,500 in 2004	775,623	872,592
Accounts due from employees and distributors	152,760	70,620
Inventories:		
Finished goods	3,569,449	3,528,135
Raw materials	1,441,107	1,877,210
Sales aids and promotional materials	573,900	491,437
Total inventories	5,584,456	5,896,782
Refundable income taxes	—	1,288,260
Prepaid expenses and other current assets	1,240,138	1,052,428
Deferred income taxes	452,430	286,430
Total current assets	13,859,001	19,618,615
Other assets	1,626,330	1,196,780
Accounts due from employees and distributors	355,651	213,123
Property, plant, and equipment	19,055,766	18,594,197
Less accumulated depreciation	8,915,325	8,626,048
	10,140,441	9,968,149
Total assets	$25,981,423	$30,996,667
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 8,158,770	$ 7,826,073
Income taxes payable	820,246	—
Current maturities of long-term debt	916,244	325,895
Total current liabilities	9,895,260	8,151,968
Noncurrent liabilities:		
Long-term debt, less current maturities	2,211,065	3,357,691
Noncurrent deferred income taxes	89,000	289,000
Other noncurrent liabilities	1,221,270	1,007,255
Total noncurrent liabilities	3,521,335	4,653,946
Stockholders' equity:		
Preferred stock, par value $0.001 per share; 3,000,000 shares authorized; -0- shares issued and outstanding in 2005 and 2004	—	—
Common stock, par value $0.001 per share; 30,000,000 shares authorized, 15,613,644 shares issued and 15,563,562 shares outstanding in 2005 and 16,323,668 shares issued and 16,320,931 outstanding in 2004	15,614	16,324
Additional paid-in capital	22,972,463	22,661,179
Accumulated deficit	(9,252,413)	(3,719,711)
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	(669,346)	(758,331)
Treasury stock	(501,490)	(8,708)
Total stockholders' equity	12,564,828	18,190,753
Total liabilities and stockholders' equity	$25,981,423	$30,996,667

See accompanying notes.

Year ended December 31	2005	2004	2003
Sales at suggested retail	$163,968,979	$139,442,752	$110,569,576
Less distributor allowances on product purchases	50,403,815	42,460,319	33,609,853
Net sales	113,565,164	96,982,433	76,959,723
Costs and expenses:			
Cost of products sold	19,264,347	16,662,935	13,228,050
Distributor royalties and commissions	45,479,062	38,622,537	29,916,744
Selling, general, and administrative	36,348,526	32,710,657	26,438,447
Income from operations	12,473,229	8,986,304	7,376,482
Other income (expense):			
Interest expense	(313,329)	(243,118)	(234,956)
Other income	339,516	264,503	157,914
Income before income taxes	12,499,416	9,007,689	7,299,440
Provision for income taxes	4,978,000	3,621,000	2,902,000
Net income	7,521,416	5,386,689	4,397,440
Preferred dividends accrued and paid	—	12,292	56,762
Net income available to common shareholders	$ 7,521,416	$ 5,374,397	$ 4,340,678
Earnings per common share — Basic	$ 0.47	$ 0.34	$ 0.29
Weighted average shares	15,885,000	15,662,000	14,969,000
Earnings per common share — Diluted	$ 0.46	$ 0.31	$ 0.26
Weighted average shares	16,388,000	17,137,000	16,706,000

See accompanying notes.

Year ended December 31	2005	2004	2003
Operating activities			
Net income	$ 7,521,416	$ 5,386,689	$ 4,397,440
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,417,166	1,209,577	935,292
Stock-based third-party compensation	66,674	129,287	90,068
Tax benefit from exercise of options	1,370,000	2,617,159	535,583
Deferred income taxes	(366,000)	220,332	(132,189)
Foreign currency transaction loss/(gain)	268,436	(99,628)	(63,273)
Increase in accounts and notes receivable	(108,587)	(275,604)	(46,951)
(Increase) decrease in inventories	327,447	(1,210,461)	(1,188,179)
(Increase) decrease in refundable income taxes	1,288,260	(1,288,260)	7,942
Increase in prepaid expenses and other current assets	(173,057)	(320,920)	(94,995)
Increase in other assets	(465,991)	(403,690)	(350,164)
Increase in accounts payable and accrued expenses	538,723	1,549,544	1,384,499
Increase (decrease) in income taxes payable	819,344	(146,683)	(116,109)
Net cash provided by operating activities	12,503,831	7,367,342	5,358,964
Investing activities			
Proceeds from sale of property, plant, and equipment	148,506	119,609	79,414
Purchase of property, plant, and equipment	(1,710,523)	(1,870,632)	(983,269)
Net cash used in investing activities	(1,562,017)	(1,751,023)	(903,855)
Financing activities			
Proceeds from long-term borrowings and line of credit	—	—	218,343
Principal payments on long-term borrowings and line of credit	(3,655,514)	(433,116)	(513,330)
Principal payments under capital lease obligations	—	(5,750)	(67,155)
Proceeds from issuance of common stock	—	48,601	—
Proceeds from issuance of preferred stock	—	—	1,500,000
Redemption of preferred stock	—	(975,000)	(525,000)
Preferred stock dividends paid	—	(12,292)	(56,762)
Common stock dividends paid	(1,188,288)	(1,030,040)	—
Proceeds from options and warrants exercised	273,520	291,754	327,771
Repayment of loans by officers and directors	—	—	50,699
Purchase of stock for treasury	(10,690,375)	(1,293,980)	(1,199,913)
Proceeds from sale of treasury stock	33,360	—	142,240
Net cash used in financing activities	(15,227,297)	(3,409,823)	(123,107)
Effect of exchange rate changes on cash and cash equivalents	(212,426)	42,499	206,022
Increase (decrease) in cash and cash equivalents	(4,497,909)	2,248,995	4,538,024
Cash and cash equivalents at beginning of year	10,151,503	7,902,508	3,364,484
Cash and cash equivalents at end of year	$ 5,653,594	$10,151,503	$ 7,902,508
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 300,329	$ 267,926	$ 247,385
Income taxes, net of refunds	$ 1,838,000	$ 2,144,000	$ 2,582,000
Noncash investing and financing transactions:			
Capital lease obligations entered into	$ —	$ —	$ 64,150
Issuance of promissory notes for purchase of stock for treasury	$ 4,050,000	$ —	$ —

See accompanying notes.

	Preferred Stock		Common Stock	
	Shares	Amount	Shares	Amount
Balance at December 31, 2002	—	$ —	12,006,761	$ 12,007
Net income	—	—	—	—
Other comprehensive income:				
Foreign currency translation adjustment	—	—	—	—
Total comprehensive income				
Proceeds from sales of preferred stock	150,000	1,500,000	—	—
Redemption of preferred stock	(52,500)	(525,000)	—	—
Preferred stock dividends paid	—	—	—	—
Repayment of loans by officers/directors	—	—	—	—
Warrants granted under DSPP	—	—	—	—
Common stock purchased for treasury	—	—	—	—
Retirement of treasury stock	—	—	(306,698)	(307)
Proceeds from sale of treasury stock	—	—	—	—
Options and warrants exercised	—	—	448,906	449
Tax benefit from exercise of options	—	—	—	—
Stock split declared September 4, 2003	—	—	2,994,992	2,995
Balance at December 31, 2003	97,500	975,000	15,143,961	15,144
Net income	—	—	—	—
Other comprehensive loss:				
Foreign currency translation adjustment	—	—	—	—
Total comprehensive income				
Common stock dividends paid, $0.065 per share	—	—	—	—
Redemption of preferred stock	(97,500)	(975,000)	—	—
Preferred stock dividends paid	—	—	—	—
Warrants granted under DSPP/compensation shares	—	—	8,000	8
Common stock purchased for treasury	—	—	—	—
Retirement of treasury stock	—	—	(191,564)	(191)
Proceeds from sale of common stock	—	—	8,934	9
Options and warrants exercised	—	—	1,354,337	1,354
Tax benefit from exercise of options and warrants	—	—	—	—
Balance at December 31, 2004	—	—	16,323,668	16,324
Net income	—	—	—	—
Other comprehensive income:				
Foreign currency translation adjustment	—	—	—	—
Total comprehensive income				
Common stock dividends paid, $0.075 per share	—	—	—	—
Warrants granted under DSPP	—	—	—	—
Common stock purchased for treasury	—	—	—	—
Retirement of treasury stock	—	—	(1,410,698)	(1,411)
Proceeds from sale of treasury stock	—	—	—	—
Options and warrants exercised	—	—	700,674	701
Tax benefit from exercise of options and warrants	—	—	—	—
Balance at December 31, 2005	—	$ —	15,613,644	$15,614

See accompanying notes.

Additional Paid-In Capital	Notes Receivable – Officers and Directors	Accumulated Deficit	Accumulated Other Comprehesive Loss	Treasury Stock Shares	Treasury Stock Amount	Total
$ 17,863,505	$ (2,449)	$ (8,960,782)	$ (775,383)	84,829	$ (339,252)	$ 7,797,646
—	—	4,397,440	—	—	—	4,397,440
—	—	—	60,856	—	—	60,856
						4,458,296
—	—	—	—	—	—	1,500,000
—	—	—	—	—	—	(525,000)
—	—	(56,762)	—	—	—	(56,762)
—	2,449	—	—	—	—	2,449
90,068	—	—	—	—	—	90,068
—	—	—	—	244,059	(1,199,913)	(1,199,913)
(424,436)	—	(1,059,674)	—	(306,698)	1,484,417	—
96,200	—	—	—	(20,000)	46,040	142,240
523,418	—	(196,096)	—	—	—	327,771
535,583	—	—	—	—	—	535,583
—	—	(2,995)	—	547	—	—
18,684,338	—	(5,878,869)	(714,527)	2,737	(8,708)	13,072,378
—	—	5,386,689	—	—	—	5,386,689
—	—	—	(43,804)	—	—	(43,804)
						5,342,885
—	—	(1,030,040)	—	—	—	(1,030,040)
—	—	—	—	—	—	(975,000)
—	—	(12,292)	—	—	—	(12,292)
129,279	—	—	—	—	—	129,287
—	—	—	—	191,564	(1,293,980)	(1,293,980)
(228,019)	—	(1,065,770)	—	(191,564)	1,293,980	—
48,592	—	—	—	—	—	48,601
1,409,830	—	(1,119,429)	—	—	—	291,755
2,617,159	—	—	—	—	—	2,617,159
22,661,179	—	(3,719,711)	(758,331)	2,737	(8,708)	18,190,753
—	—	7,521,416)	—	—	—	7,521,416
—	—	—	88,985	—	—	88,985
						7,610,401
—	—	(1,188,288)	—	—	—	(1,188,288)
66,674	—	—	—	—	—	66,674
—	—	—	—	1,460,155	(13,790,375)	(13,790,375)
(1,746,357)	—	(11,539,012)	—	(1,410,698)	13,286,780	—
22,547	—	—	—	(2,112)	10,813	33,360
598,420	—	(326,818)	—	—	—	272,303
1,370,000	—	—	—	—	—	1,370,000
$22,972,463	$ —	$ (9,252,413)	$ (669,346)	50,082	$ (501,490)	$ 12,564,828

1. Nature of Business and Significant Accounting Policies

Nature of Business

Reliv International, Inc. (the Company) produces a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management, and sports nutrition. These products are sold by subsidiaries of the Company to a sales force of independent distributors and licensees of the Company that sell products directly to consumers. The Company and its subsidiaries sell products to distributors throughout the United States and in Australia, Canada, New Zealand, Mexico, the United Kingdom/Ireland, Germany, the Philippines, Malaysia, and Singapore.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its foreign and domestic subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Inventories

Inventories are valued at the lower of cost or market. Product cost includes raw materials, labor, and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, the Company reviews its inventory levels, as compared to future demand requirements and the shelf life of the various products. Based on this review, the Company records inventory write-downs when necessary.

Property, Plant, and Equipment

Property, plant, and equipment are stated on the cost basis. Depreciation is computed using the straight-line or an accelerated method over the useful life of the related assets, including assets recorded under capital leases. Generally, computer equipment and software are depreciated over 5 years, office equipment and machinery over 7 years, and real property over 39 years.

Foreign Currency Translation

All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of income amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive loss. The foreign currency translation adjustment is the only component of accumulated other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that the Company's investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time. The transaction losses/(gains) were $268,436, ($99,628), and ($63,273) for 2005, 2004, and 2003, respectively.

Revenue Recognition

The Company receives payment by credit card, personal check, or guaranteed funds for orders from independent distributors and makes related commission payments in the following month. The net sales price is the suggested retail price less the distributor discount of 20 percent to 40 percent of such suggested retail price. Sales revenue and commission expenses are recorded when the merchandise is shipped, as this is the point title and risk of loss pass. In accordance with EITF 01-09, the Company presents distributor royalty and commission expense as an operating expense, rather than a reduction to net sales, as these payments are not made to the purchasing distributor.

Actual and estimated returns are classified as a reduction of net sales. The Company estimates and accrues a reserve for product returns based on the Company's return policy and historical experience. The Company records shipping and handling revenue as a component of sales and records shipping and handling costs as a component of cost of products sold.

Income Taxes

The provision for income taxes is computed using the liability method. The primary differences between financial statement and taxable income result from financial statement accruals and reserves and differences between depreciation for book and tax purposes.

Basic and Diluted Earnings per Share

Basic earnings per common share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed using the weighted average number of common shares and potential dilutive common shares that were outstanding during the period. Potential dilutive common shares consist of outstanding stock options, outstanding stock warrants, and convertible preferred stock. See Note 7 for additional information regarding earnings per share.

Stock-Based Compensation

The Company has a stock option plan for employees and eligible directors allowing for incentive and non-qualified stock options, which are described more fully in Note 6. Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," which allows the Company to continue to account for stock option plans under the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, no stock-based employee compensation cost is reflected in net income, as all options granted under the Company's current or prior plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Pursuant to the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, pro forma net income and earnings per share are presented in the table below as if compensation cost for stock options was determined as of the grant date under the fair value method:

Year ended December 31	2005	2004	2003
Basic:			
Net income available to common shareholders, as reported	$7,521,416	$5,374,397	$4,340,678
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	1,645,036	52,125	194,507
Pro forma net income available to common shareholders	$5,876,380	$5,322,272	$4,146,171
Diluted:			
Net income available to common shareholders, as reported	$7,521,416	$5,386,689	$4,397,440
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	1,645,036	52,125	194,507
Pro forma net income available to common shareholders	$5,876,380	$5,334,564	$4,202,933
Earnings per share:			
Basic—as reported	$0.47	$0.34	$0.29
Basic—pro forma	$0.37	$0.34	$0.28
Diluted—as reported	$0.46	$0.31	$0.26
Diluted—pro forma	$0.36	$0.31	$0.25

The Company accounts for options granted to non-employees and warrants granted to distributors under the fair value approach required by EITF 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services."

The compensation expense associated with the fair value of the options calculated for the years ended December 31, 2005, 2004 and 2003, is not necessarily representative of the potential effects on reported net income in future years. The fair value of each option grant is estimated on the date of the grant by use of the Black-Scholes option pricing model.

Advertising

Costs of sales aids and promotional materials are capitalized as inventories. All other advertising and promotional costs are expensed when incurred. The Company recorded $52,000, $64,000, and $35,000 of advertising expense in 2005, 2004, and 2003, respectively.

Research and Development Expenses

Research and development expenses which are charged to selling, general, and administrative expenses as incurred were $558,000, $525,000, and $493,000 in 2005, 2004, and 2003, respectively.

Cash Equivalents

The Company's policy is to consider demand deposits and short-term investments with a maturity of three months or less when purchased as cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

Share-Based Payments

In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock Based Compensation," and supersedes APB No. 25. Among other items, SFAS No. 123 (R) eliminates the use of APB No. 25 and the intrinsic value method of accounting and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements.

The effective date of SFAS No. 123 (R) for the company is the first annual reporting period beginning after June 15, 2005. SFAS No. 123 (R) permits companies to adopt its requirements using either a "modified prospective" method or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123 (R) for all share-based payments granted after that date and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123 (R).

The Company adopted SFAS No. 123 (R) beginning on January 1, 2006 using the modified prospective method. This change in accounting is not expected to materially impact our financial position. However, because the Company currently accounts for share-based payments to the Company's employees using the intrinsic value method, the Company's results of operations have not included the recognition of compensation expense for the issuance of stock option awards. Had the Company applied the fair-value criteria established by SFAS No. 123 (R) to previous stock option grants, the impact to the Company's results of operations would have approximated the impact of applying SFAS No. 123, which was a reduction to net income of approximately $1,645,000 in 2005, $52,000 in 2004, and $195,000 in 2003. The impact of applying SFAS No. 123 to previous stock option grants is further summarized above. The Company expects the recognition of compensation expense for stock options previously issued, unvested and outstanding at December 31, 2005 to reduce fiscal year 2006 net earnings by approximately $63,000.

SFAS No. 123 (R) also requires the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.

Inventory Costs

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The provisions of SFAS No. 151 apply prospectively and are effective for inventory costs incurred after January 1, 2006. While the Company believes that SFAS No. 151 will not have a material effect on its consolidated financial position and results of operations, the impact of adopting these new rules is dependent on events that could occur in future periods, and cannot be determined until the event occurs in future periods.

Income Taxes

On December 21, 2004, the FASB issued two FSP's regarding the accounting implications of the American Jobs Creation Act of 2004. FSP No. 109-1, "Application of FASB Statement No. 109 'Accounting for Income Taxes' to the Tax Deduction on Qualified Production Activities Provided by the American Job Creation Act of 2004" is effective for fiscal year 2005 and is described in Note 11. FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Provision within the American Jobs Creation Act of 2004" became effective in fiscal year 2004 and is also described in Note 11.

Reclassifications

Certain reclassifications have been made to the 2004 and 2003 financial statements to conform to the 2005 presentation.

2. Property, Plant, and Equipment

Property, plant, and equipment at December 31, 2005 and 2004, consist of the following:

	2005	2004
Land	$ 829,222	$ 829,222
Building	9,553,311	9,027,577
Machinery and equipment	4,736,274	4,926,048
Office equipment	1,400,544	1,092,285
Computer equipment and software	2,536,415	2,719,065
	19,055,766	18,594,197
Less accumulated depreciation and amortization	8,915,325	8,626,048
	$10,140,441	$ 9,968,149

3. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2005 and 2004, consist of the following:

	2005	2004
Trade payables	$ 3,165,871	$ 3,155,071
Distributors' commissions	3,578,405	3,561,110
Sales taxes	518,870	493,571
Interest expense	31,000	18,000
Payroll and payroll taxes	864,624	598,321
	$ 8,158,770	$ 7,826,073

4. Short-Term Borrowings

In June 2005, the Company entered into a new $15 million revolving line of credit facility with the Company's primary lender. This new facility replaced the Company's previous operating line of credit that had a maximum borrowing limit of $1 million. The new facility expires in April 2007, and any advances accrue interest at a variable interest rate based on LIBOR. The new facility includes covenants to maintain total stockholders' equity of not less than $10.5 million, and that the borrowings under the facility shall not exceed EBITDA by a ratio of 3.5:1. A commitment fee in an amount equal to 0.25% per year is payable quarterly on the average daily-unused portion of the revolver. At December 31, 2005, the Company had not utilized any of the new revolving line of credit facility and was in compliance with the minimum stockholders' equity covenant.

5. Long-Term Debt

Long-term debt at December 31, 2005 and 2004, consists of the following:

	2005	2004
Term loan payable in monthly installments of $24,955, (plus interest at prime); secured by land and building (net book value of $5,701,000 at December 31, 2004); balance due paid June 2005	$ —	$ 3,627,413
Promissory note payable to a former officer/director payable in annual installments, interest payable quarterly at 4% per annum (see Note 15)	3,100,000	—
Notes payable — primarily vehicle loans	27,309	56,173
	3,127,309	3,683,586
Less current maturities	916,244	325,895
	$ 2,211,065	$ 3,357,691

Principal maturities of long-term debt at December 31, 2005 are as follows:

2006	$ 916,244
2007	911,065
2008	1,300,000
	$3,127,309

6. Stockholders' Equity

Stock Split

The Board of Directors declared a five-for-four stock split on September 4, 2003. The dividends were paid on November 14, 2003, to stockholders of record on October 29, 2003. Average shares outstanding, all per share amounts, and stock option and warrant data included in the accompanying consolidated financial statements and notes are based on the increased number of shares as restated for the stock split.

Stock Options

The Company sponsors a stock option plan (the "2003 Plan") allowing for incentive stock options and non-qualified stock options to be granted to employees and eligible directors. The plan has been approved by the stockholders of the Company. The 2003 Plan provides that 1,000,000 shares may be issued under the plan at an option price not less than the fair market value of the stock at the time the option is granted. The 2003 Plan expires on March 20, 2013. The options vest pursuant to the schedule set forth for the plan. In 2005, the Company issued grants of 543,000 shares under the 2003 Plan. The 2005 option grants were fully vested in the year of grant. As of December 31, 2005, 457,000 shares remain available for grant under the 2003 Plan.

The Company grants stock options for a fixed number of shares to directors and employees with an exercise price equal to the fair value of the shares at the time of the grant. Accordingly, the Company has not recognized compensation expense for its stock option grants.

For the purposes of the pro forma disclosures in Note 1, the estimated fair value of the options is recognized as compensation expense over the options' vesting period. The fair value of the options granted in 2005 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 4.02% to 4.31%; dividend yield ranging from 0.55% to 0.80%; volatility factor of the expected price of the Company's stock ranging from 0.448 to 0.516; and a weighted average expected life of 7.0 years. The weighted average fair value of options granted during 2005 was $4.19 per share.

There were no options granted during the years ended December 31, 2004, 2003, and 2002. As of December 31, 2005, there exist unexercised stock options from grants made in 2001 under a prior stock option plan. The fair value of options granted in 2001 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 3.07% to 4.78%; dividend yield of zero; volatility factor of the expected price of the Company's stock of 0.729; and a weighted average expected life of 4.51 years. The weighted average fair value of options granted during 2001 was $0.42 per share.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2005		2004		2003	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding beginning of the year	985,114	$0.73	2,413,433	$0.91	2,897,171	$0.94
Granted	543,000	7.97	—		—	
Exercised	(710,286)	0.72	(1,428,319)	1.04	(483,738)	1.08
Forfeited	(4,754)	0.71	—		—	
Outstanding at end of year	813,074	$5.57	985,114	$0.73	2,413,433	$0.91
Exercisable at end of year	684,354		727,676		2,034,671	

As of December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
$0.71–$0.78	270,074	0.53	$0.74	141,354	$0.71
$7.92–$8.68	543,000	9.05	$7.97	543,000	$7.97
$0.71–$8.68	813,074	6.22	$5.57	684,354	$6.47

Of the options exercised in 2005, 523,344 shares were paid with 44,960 mature shares of Company stock, owned six months or greater. In 2004, options for 1,183,438 shares were paid with 157,656 mature shares. In 2003, options for 202,248 shares were paid with 42,332 mature shares. These shares tendered as payment were valued at the fair market price on the date of exercise.

Distributor Stock Purchase Plan

In November 1998, the Company established a Distributor Stock Purchase Plan. The plan allows distributors who have reached the "Ambassador" status the opportunity to allocate up to 10% of their monthly compensation into the plan to be used to purchase the Company's common stock at the current market value. The plan also states that at the end of each year, the Company will grant warrants to purchase additional shares of the Company's common stock based on the number of shares purchased by the distributors under the plan during the year. The warrant exercise price will equal the market price for the Company's common stock at the date of issuance. The warrants issued shall be in the amount of 25% of the total shares purchased under the plan during the year. This plan commenced in January 1999, and a total of 25,303, 22,959 and 27,279 warrants were issued during the years ended December 31, 2005, 2004, and 2003, respectively. The warrants are fully vested upon grant. The weighted average fair values of warrants granted during 2005, 2004, and 2003 were $4.04, $2.94 and $2.33 per share, respectively.

The Company records expense under the fair value method of SFAS No. 123 for warrants granted to distributors. The adoption of SFAS No. 123(R) is not expected to significantly impact the accounting treatment of warrants granted under the plan. Total expense recorded for these warrants was $66,674, $77,367, and $90,068 in 2005, 2004, and 2003, respectively. The fair value of the warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

Year ended December 31	2005	2004	2003
Expected warrant life (years)	2.5	2.5	2.5
Risk-free weighted average interest rate	4.37%	3.08%	1.84%
Stock price volatility	0.448	0.516	0.743
Dividend yield	0.6%	0.8%	0.0%

A summary of the Company's warrant activity and related information for the years ended December 31 follows:

	2005		2004		2003	
	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price
Outstanding beginning of the year	76,852	$ 5.70	137,957	$ 2.51	162,679	$ 1.56
Granted	25,303	13.18	22,959	8.94	27,279	5.12
Exercised	(35,347)	3.94	(83,675)	1.35	(52,001)	0.92
Forfeited	(89)	3.73	(389)	0.84	—	
Outstanding at end of year	66,719	$ 9.47	76,852	$ 5.70	137,957	$ 2.51
Exercisable at end of year	66,719		76,852		113,899	

As of December 31, 2005:

	Warrants Outstanding			Warrants Exercisable	
Range of Exercise Prices	Number Outstanding	*Weighted Avg.* Remaining Life	*Weighted Avg.* Exercise Price	*Number* Exercisable	*Weighted Avg.* Exercise Price
$5.12	18,829	1.00	$ 5.12	18,829	$ 5.12
$8.94	22,587	2.00	8.94	22,587	8.94
$13.18	25,303	3.00	13.18	25,303	13.18
$5.12-$13.18	66,719	2.10	$ 9.47	66,719	$ 9.47

Sale of Preferred Stock

On March 31, 2003, the Company sold an aggregate of 150,000 shares of preferred stock to three executive officers/directors. The "Series A Preferred Stock" ("Preferred Stock"), was designated by the Company's Board of Directors out of the 3,000,000 previously authorized shares of $0.001 par value preferred stock. Each of the preferred stockholders purchased 50,000 shares of Preferred Stock for $500,000 ($10.00 per share).

The preferred stockholders were entitled to receive dividends at an annual rate of 6% of the shares' purchase price. These dividends accrued on a daily basis and were payable quarterly when declared by the Company's Board of Directors. All dividends on shares of Preferred Stock were cumulative.

In August 2003, the Company redeemed 17,500 shares from each executive officer/director for a total redemption of 52,500 shares at a value of $525,000. In February 2004, the Company redeemed an additional 15,000 shares from each executive officer/director for a total redemption of 45,000 shares at a value of $450,000. In April 2004, the Company redeemed the remaining 17,500 shares from each officer/director for a total redemption of 52,500 shares at a value of $525,000.

7. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31	2005	2004	2003
Numerator:			
Numerator for basic and diluted earnings per share — net income available to common shareholders	$7,521,416	$5,374,397	$4,340,678
Effect of convertible preferred stock:			
Dividends on preferred stock	—	12,292	56,762
Numerator for diluted earnings per share	$7,521,416	$5,386,689	$4,397,440
Denominator:			
Denominator for basic earnings per share — weighted average shares	15,885,000	15,662,000	14,969,000
Effect of convertible preferred stock and dilutive securities:			
Convertible preferred stock	—	52,000	237,000
Employee stock options and warrants	503,000	1,423,000	1,500,000
Denominator for diluted earnings per share — adjusted weighted average shares	16,388,000	17,137,000	16,706,000
Basic earnings per share	$0.47	$0.34	$0.29
Diluted earnings per share	$0.46	$0.31	$0.26

8. Leases

The Company leases certain manufacturing, storage, office facilities, equipment, and automobiles. These leases have varying terms, and certain leases have renewal and/or purchase options. Future minimum payments under non-cancelable leases with initial or remaining terms in excess of one year consist of the following at December 31, 2005:

2006	$ 65,785
2007	64,679
2008	28,388
2009	19,416
2010	8,090
	$186,358

Rent expense for all operating leases was $57,632, $75,529, and $161,792 for the years ended December 31, 2005, 2004, and 2003, respectively.

9. Fair Value of Financial Instruments

The carrying values and fair values of the Company's financial instruments are approximately as follows:

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$5,654,000	$5,654,000	$10,152,000	$10,152,000
Long-term debt, including current maturities	3,127,000	3,077,000	3,684,000	3,686,000

The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. The fair value of long-term debt and capital lease obligations is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

10. Derivative Financial Instruments

The Company has various transactions with its foreign subsidiaries that are denominated in U.S. dollars and are subject to foreign currency exchange risk on these transactions.

The Company uses foreign currency exchange contracts to reduce its exposure to fluctuations in foreign exchange rates. The Company bases these contracts on the amount of cash flows that it expects to be remitted to the United States from its foreign operations and does not use such derivative financial instruments for trading or speculative purposes. The Company accounts for these contracts as free standing derivatives, such that gains or losses on the fair market value of these forward exchange contracts as of the balance sheet dates are recorded as other income and expense in the consolidated statements of income.

At December 31, 2005, the Company held forward exchange contracts totaling $978,000 with maturities through December 2006. All such contracts were denominated in Canadian dollars. The aggregate accrued loss on these contracts was $59,000 and $101,000 as of December 31, 2005 and 2004, respectively. The increase (decrease) in the aggregate accrued loss on these contracts was ($42,000), $55,000, and $46,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

11. Income Taxes

The components of income before income taxes are as follows:

Year ended December 31	2005	2004	2003
United States	$15,186,474	$9,548,384	$7,731,363
Foreign	(2,687,058)	(540,695)	(431,923)
	$12,499,416	$9,007,689	$7,299,440

The components of the provision for income taxes are as follows:

Year ended December 31	2005	2004	2003
Current:			
Federal	$4,594,000	$2,963,000	$2,657,000
State	705,000	392,000	351,000
Foreign	45,000	44,000	(26,000)
Total current	5,344,000	3,399,000	3,034,000
Deferred:			
Federal	(327,000)	138,000	(88,000)
State	(39,000)	18,000	(12,000)
Foreign	—	66,000	(32,000)
Total deferred	(366,000)	222,000	(132,000)
	$4,978,000	$3,621,000	$2,902,000

The provision for income taxes is different from the amounts computed by applying the United States federal statutory income tax rate of 34%. The reasons for these differences are as follows:

Year ended December 31	2005	2004	2003
Income taxes at U.S. statutory rate	$4,250,000	$3,063,000	$2,482,000
State income taxes, net of federal benefit	666,000	410,000	339,000
Effect of foreign losses without an income tax benefit	50,000	126,000	58,000
Foreign corporate income taxes	45,000	45,000	—
Executive life insurance expense	33,000	8,000	(8,000)
Meals and entertainment	41,000	40,000	37,000
Extraterritorial income exclusion	(33,000)	(68,000)	—
Qualified production activities income – American Jobs Creation Act	(73,000)	—	—
Other	(1,000)	(3,000)	(6,000)
	$4,978,000	$3,621,000	$2,902,000

The Company's effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company's effective tax rate and in evaluating its tax positions. In evaluating the exposure associated with various filing positions, the Company estimates reserves for probable exposures, which are adjusted quarterly in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation.

The components of the deferred tax assets and liabilities, and the related tax effects of each temporary difference at December 31, 2005 and 2004, are as follows:

	2005	2004
Deferred tax assets:		
Product refund reserve	$ 145,000	$ 99,000
Inventory obsolescence reserve	60,000	2,000
Vacation accrual	21,000	20,000
Compensation expense for warrants granted	42,000	37,000
Organization costs	70,000	54,000
Deferred compensation	406,000	352,000
Miscellaneous accrued expenses	39,430	25,430
Foreign net operating loss carryforwards	1,813,000	1,328,000
Valuation allowance	(1,764,000)	(1,125,000)
	832,430	792,430
Deferred tax liabilities:		
Depreciation	469,000	641,000
Inventories	—	154,000
Net deferred tax assets (liabilities)	$ 363,430	$ (2,570)

The Company has a deferred tax asset of $1,813,000, as of December 31, 2005, and $1,328,000 as of December 31, 2004, relating to foreign net operating loss carryforwards. The Company has recorded a valuation allowance to the extent that it is more likely than not that some portion of this asset will not be realized before it expires beginning in 2006.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. In December 2004, the FASB issued Staff Position No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," ("FSP No. 109-1"). FSP No. 109-1 provides accounting guidance for companies that will be eligible for a tax deduction resulting from "qualified production activities income" as defined in the Act. For 2005, the application of FSP No. 109-1 provided a tax benefit of approximately $73,000 and reduced the company's effective tax rate approximately 0.6%.

Another provision of the Act provides for a special one-time tax deduction of 85% of certain repatriated foreign earnings. In December 2004, the FASB issued Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," ("FSP No. 109-2"). The Company did not take advantage of this special provision. Through December 31, 2005, the Company has not recorded a provision for income taxes on the earnings of its foreign subsidiaries because such earnings are intended to be permanently reinvested outside the U.S. The cumulative amount of unremitted earnings on which the Company has not recognized United States income tax was $238,000 at December 31, 2005.

12. License Agreement

The Company has a license agreement with the individual who developed several of the Company's products. This agreement provides the Company with the exclusive worldwide license to manufacture and sell all products created by the licensor and requires monthly royalty payments of 5% of net sales, with a minimum payment of $10,000 and a maximum payment of $22,000. The royalty payments terminated upon the death of the licensor, which occurred in February 2003. However, under the terms of the license agreement, the Company has the right to continue to use the name and likeness of the licensor in connection with marketing the related products for an annual fee of $10,000 for the duration of the agreement. As a result, the amounts of the expense in the years ended December 31, 2005, 2004, and 2003, were $10,000, $10,000, and $54,000, respectively. The license agreement expired in April 2005.

13. Employee Benefit Plans

The Company sponsors a 401(k) employee savings plan which covers substantially all employees. Employees can contribute up to 15% of their gross income to the plan, and the Company matches 75% of the employee's contribution. Company contributions under the 401(k) plan totaled $384,000, $337,000, and $288,000 in 2005, 2004, and 2003, respectively.

14. Incentive Compensation Plans

In July 2001, the Board of Directors approved an incentive compensation plan effective for fiscal years beginning with 2001. Under the plan, the Company established a bonus pool payable on a semi-annual basis equal to 25% of the net income of the Company. Bonuses are payable on all profits, but only if the net income for each six-month period exceeds $250,000. The bonus pool is allocated to executives according to a specified formula, with a portion allocated to a middle management group determined by the Executive Committee of the Board of Directors. The Company expensed a total of $2,141,500, $1,580,000, and $1,309,500 to the participants of the bonus pool for 2005, 2004, and 2003, respectively.

The Company sponsors a Supplemental Executive Retirement Plan (SERP) to allow certain executives to defer a portion of their annual salary and bonus into a grantor trust. A grantor trust was established to hold the assets of the SERP. The Company funds the grantor trust by paying the amount deferred by the participant into the trust at the time of deferral. Investment earnings and losses accrue to the benefit or detriment of the participants. The SERP also provides for a discretionary matching contribution by the Company not to exceed 100% of the participant's annual contribution. In 2005, 2004, and 2003, the Company did not provide a match. The participants fully vest in the deferred compensation three years from the date they enter the SERP. The participants are not eligible to receive distribution under the SERP until retirement, death, or disability of the participant.

15. Related Party Transactions

An officer/director of the Company is a principal in a law firm which provides legal services to the Company. During the years ended December 31, 2005, 2004, and 2003, the Company incurred consulting fees to the officer/director and legal fees to his firm totaling approximately $429,000, $410,000, and $372,000, respectively.

In January 2004, the Company purchased a total of 116,564 shares of the Company's common stock from three officer/directors and one director. The total cost of the purchases was $607,178, for a weighted average purchase price of $5.21 per share. In April 2004, the Company purchased a total of 75,000 shares of the Company's common stock from two officer/directors. The total cost of the purchases was $686,802, for a weighted average purchase price of $9.16 per share. The price per share was based on a discount from the market price per share at the time of purchase in order to approximate the dilutive impact of their shares on the open market.

In March 2005, the Company entered into a stock redemption agreement with an officer/director and his spouse (collectively "Seller"). Under the stock redemption agreement, the Company issued promissory notes ("Notes") totaling $4,050,000 to the Seller in exchange for 450,000 shares of the Company's common stock ($9.00 per share) owned by the Seller. Subsequently, in 2005, the Company made principal payments on the Notes totaling $950,000 resulting in a December 31, 2005 outstanding balance due on the Notes of $3,100,000. Additional principal payments of $900,000 are each due on March 31, 2006 and 2007, respectively, with a final principal payment of $1,300,000 due on January 15, 2008. Interest, at 4% per annum, accrues on the outstanding balance of the Notes and is payable quarterly.

In March 2005 and May 2005, the Company purchased a total of 574,201 shares of the Company's common stock from three officer/directors and one former officer. The total cost of the purchases was $5,435,313, for a weighted average purchase price of $9.47 per share. The price per share was based on a discount from the market price per share at the time of purchase in order to approximate the dilutive impact of their shares on the open market.

16. Subsequent Event

On February 21, 2006, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to an underwritten public offering of 2,000,000 shares of its common stock. The Company proposes to issue 1,200,000 shares of its common stock and the remaining 800,000 shares are proposed to be offered by selling stockholders. In connection with the offering, some of the selling stockholders expect to grant the underwriters a 30-day option to purchase up to 300,000 additional shares of Company stock to cover over-allotments, if any.

The Company intends to use the net proceeds from the offering for the repayment of debt and for general corporate purposes, including working capital, continued domestic and international growth, and for possible product acquisitions. The Company will not receive any proceeds from the sale of common stock by the selling stockholders.

17. Segment Information

Description of Products and Services by Segment

The Company operates in one reportable segment, a network marketing segment consisting of seven operating units that sell nutritional and dietary products to a sales force of independent distributors that sell the products directly to customers. These operating units are based on geographic regions.

Geographic area data for the years ended December 31, 2005, 2004, and 2003, follows:

	2005	2004	2003
Net sales to external customers			
United States	$102,549,244	$83,873,430	$65,832,045
Australia/New Zealand	2,215,465	2,542,695	2,059,928
Canada	1,667,555	1,750,704	1,255,836
Mexico	1,607,473	2,634,394	3,338,071
United Kingdom	846,273	545,534	475,319
Malaysia/Singapore	2,031,045	2,770,664	579,988
Philippines	2,328,178	2,865,012	3,418,536
Germany	319,931	—	—
Total net sales	$113,565,164	$96,982,433	$76,959,723
Assets by area			
United States	$20,920,384	$25,315,646	$18,738,771
Australia/New Zealand	670,787	754,089	865,823
Canada	176,760	221,160	252,443
Mexico	1,323,482	1,834,229	2,300,299
United Kingdom	195,399	273,408	247,740
Malaysia/Singapore	1,414,909	1,716,929	1,353,677
Philippines	764,471	881,206	922,163
Germany	515,231	—	—
Total consolidated assets	$25,981,423	$30,996,667	$24,680,916

The Company classifies its sales into three categories of products. Net sales by product category data for the years ended December 31, 2005, 2004, and 2003, follow:

	2005	2004	2003
Net sales by product category			
Nutritional supplements	$ 99,254,075	$83,982,424	$66,597,426
Skin care products	1,131,012	1,229,187	1,056,133
Sales aids and other	13,180,077	11,770,822	9,306,164
Total net sales	$113,565,164	$96,982,433	$76,959,723

18. Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	First	Second	Third	Fourth
2005				
Net sales	$28,979	$28,546	$28,555	$27,485
Gross profit	24,036	23,835	23,681	22,749
Net income	2,063	1,979	1,668	1,811
Preferred dividends	—	—	—	—
Net income available to common shareholders	2,063	1,979	1,668	1,811
Earnings per share:				
Basic	0.13	0.12	0.11	0.11
Diluted	$ 0.12	$ 0.12	$ 0.11	$ 0.11
2004				
Net sales	$23,478	$23,891	$24,172	$25,441
Gross profit	19,624	19,891	20,032	20,772
Net income	1,642	1,201	1,264	1,280
Preferred dividends	12	—	—	—
Net income available to common shareholders	1,629	1,201	1,264	1,280
Earnings per share:				
Basic	0.11	0.08	0.08	0.07
Diluted	$ 0.10	$ 0.07	$ 0.07	$ 0.07

Corporate Headquarters

Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005
Phone: 636.537.9715
Fax: 636.537.9753

State & Date of Incorporation

Delaware, February 11, 1985

Independent Registered Public Accounting Firm

Ernst & Young LLP
St. Louis, Missouri

Form 10-K Report

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to:

Investor Relations
Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

or by calling: 636.733.1314
or by faxing: 636.537.8814
or by E-mailing: shareholderinfo@reliv.com

Stock Exchange Listing

Nasdaq Stock Market® under the symbol RELV.

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. on Thursday, May 25, 2006, at Reliv Corporate Headquarters, 136 Chesterfield Industrial Blvd. Chesterfield, Missouri 63005

Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, NY 10038
800.937.5449

Number of Shareholders of Record

2,269 as of March 8, 2006

Fiscal Year-End

December 31

Shareholder Questions

Communications concerning stock transfer requirements, lost certificates, change of address or dividends should be addressed to American Stock Transfer & Trust Co. at 800.937.5449.

Dividend Reinvestment, Share Purchase and Sale Program

This Program is available to the general public and current shareholders of the Company. If you would like to receive information on this Program, please call American Stock Transfer & Trust Co., toll free, at 888.333.0203.

Financial Information

Reliv International maintains a website on the Internet at www.reliv.com.



Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

www.reliv.com | 636.537.9715